
02020434

FORM 6-K


MAR 8 2002
080

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR MARCH 8, 2002 PE

Telefónica, S.A.
(Exact name of Registrant as specified in its charter)

The Spanish Telephone Company
(Translation of Registrant's name into English)

Gran Via 28
28013 Madrid, Spain 3491-459-3050
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELEFÓNICA, S.A.

TABLE OF CONTENTS

Item 1

Second Investor Conference

March 2002, Sevilla

Telefónica

Building Value

César Alierta
Chairman & CEO
Telefónica S.A.

Objectives for these two days

- Review the progress since Río, during a difficult year
- Update Group's strategy
- Understand why our strengths and strategic plan make us different
- Communicate a clear picture of divisional performance and outlook
- Have an opportunity to meet Telefónica's senior management
- Provide you with an updated outlook for the medium term

Contents

Progress since Río 2001 -
Telefónica performance during a difficult year

Telefónica

Telefónica today

Scale & breadth

- 78 Million clients
- Operating in 17 countries
- Participating in all key businesses (Wireline, wireless, data, internet, media/ content)

Performance

- One of the most efficient Telcos in the world
- Best credit rating among European incumbent Telcos
- Outperforming European sector in ROCE during 2001

- **Eur 67 bn (Equity Value) Company* with Eur 31 bn in revenues and Eur 13 bn in EBITDA**
- **2nd European incumbent Telco by Market cap**

* 67 bn Equity Value as of March 6th.

Telefónica

Our Challenge - Building Value

Organic growth

- Improve returns from core assets
  - Focus on customer innovation, service and quality to drive top line
  - Continue efficiency improvements to drive bottom line
- Strengthen Business Lines by leveraging all group assets across the customer base

Non organic growth

- Selectively invest in/acquire new assets as a source of additional profitable growth
- Unlock value from non core assets

Balance sheet strength and cash flow remains key differentiator

Telefónica

Highlights 2001 (I): Wireline

SPAIN

- **TdE: Return to EBITDA growth (+1.3%)**
- **Successfully defended market share and margins (EBITDA margin: 44%)**
- **Regulatory mgmt. progress: tariff rebalancing**
- **Operational excellence:**
  - OPEX reduced by 3.1% yoy
  - Execution of Commercial Strategy
- **Leading broadband offer in Spain (375,816 ADSL)**
- **Minimized growth in Capex (+4%) despite broadband expansion**

35% of consolidated EBITDA 20.6 MM LIS

LATAM

- **Largest EBITDA contributor even in difficult macroeconomic environment**
- **Top level EBITDA margin (51%)**
- **Significant cost cutting and conservative bad debt provisioning policies**
- **Capex peak in 2001**
- **Telesp:** anticipate regulatory goals & significant revenue & EBITDA growth: 25% & 20% ($R)
- **CTC:** return to profitability thanks to cost control
- **TASA:** efficiency measures implemented to minimize crisis impact
- **TdP:** manage regulatory transition in a low growth environment

40% of consolidated EBITDA 21.6 MM LIS*

Exceeding Market Expectations

* CANTV lines not included

Telefónica

Highlights 2001 (II): Wireless

26% OF CONSOLIDATED EBITDA | **29.8 MM CLIENTS***

Spain

Becoming the European benchmark on business execution:

- Record EBITDA margin (49%; + 12pp)
- Strong increase in customer base (+23%) coupled with reductions in SAC+SRC & churn rates
- Expanding market share gap with 2nd operator

LatAm

Sound results, despite adverse economic environment:

- 32% increase customer base
- Healthy growth based on conservative customer accounting criteria
- TEM-PT JV on track to lead Brazilian mobile market

Europe

Strategy aligned with market conditions:

- Network sharing agreements already closed and CAPEX efforts minimized
- GPRS operations launched in Germany; reduced activity in Italy

Rationalize Capex & Opex with focus on FCF per customer

* Total managed customer base

Telefónica

Highlights 2001 (III): Other businesses

Terra Lycos (Internet)

- Delivering proforma revenue growth (+22% yoy) and improving profitability (24 pp improvement in EBITDA margin)
- Record 55% growth in pay subs (1.7 MM pay subs as of Dec'01)

T Data (Data)

- Incumbent data operations met Rio expectations
- Finalised repositioning of T-Data non incumbent operations

TPI (Directories)

- Strong increase in revenues and EBITDA (23.9% and 6.2% yoy)
- Progress on footprint expansion (Chile, Brazil, Peru)

Admira (Media)

- Mixed performance on top of a complex industry environment: still disappointing for Telefónica
- Endemol strong increase in Revenues and EBITDA (62.8% and 51.1% respectively)

Atento (Call Centers)

- Improved operating efficiency, with 22% growth in revenues and 113% in EBITDA
- Revenue diversification: 42% of revenue growth from external clients

On track Towards Profitability

2001 - Financial Highlights

Eur mn	2001	Change
CASH & RETURNS		
FCF *	2,292	218%
CAPEX **	7,923	(12.9%)
ROCE ***	7.9%	0.6 pp
P&L		
Revenues	31,053	9.0%
EBITDA	12,804	7.4%
Operating Income	5,430	9.5%
Net Income	2,107	(15.9%)

- Significant FCF growth
- Top ROCE among major European Incumbent Telcos
- Lowest Intangible assets to total asset ratio

- Growth rates on track with Rio targets
- 13% EBITDA growth excluding FX
- FX losses from AR$ devaluation included

* FCF = EBITDA - Financial Expenses – Capex (ex-UMTS) - Taxes
** Excluding UMTS licences
*** ROCE= Operating Income x (1-Taxes)/(YearEnd Stockholders' Equity+Minority Interests+ Net Debt)

Telefónica

Telefónica Operations in Argentina

Impact of crisis

- Devaluation effects:
  - Total 2001 P&L effect (Eur 369 mn)
  - Additional Shareholder Equity impact in 2001 (Eur 1.4 bn)
  - No write off needed on Telefonica's Balance Sheet as of Dec. 31st 2001
  - Potential additional impact in 2002
- Economic slowdown:
  - Reduction in demand
  - Increase in Bad-debt

Action taken

- Actively working towards renegotiation of the regulatory framework
- Drastic Efficiency Measures
  - Active negotiations with suppliers to reduce costs
  - Radical process redesign to lower structural costs
  - Strict bad debt control
  - Frozen CAPEX
- Monitor sector developments closely to improve competitive position in the recovery process

Telefónica


Telefónica's strengths
A solid base for Building Value

Telefónica

A solid base for *Building Value*

Telefónica has all of the assets required to maintain "momentum" and will take advantage of its strong position to selectively seize available opportunities in the sector

- Good track record
- Powerful core skill set
- Solid financial position

Building Shareholder Value through Solid Growth

Telefónica

Good Track Record

- Consistently outperformed stock market and Telecom sector
- Increased and broadened sources of revenue and EBITDA
- Balance sheet strength maintained to reduce costs and keep flexibility
- Created credibility in capital markets

Relative Share Price Performance



300
280
260
240
220
200
180
160
140
120
100
80
1996 1997 1998 1999 2000 2001 2002
– TEF / IBEX 35 – TEF / DJ Telecom

Sustainable Operating Growth



CAGR 11%
9.3
10.9
11.9
12.8
1998
1999
2000
2001
CONSOLIDATED EBITDA (Eur bn)

FCF & ROCE Evolution *



9.7%
7.3%
7.9%
2.5
0.7
2.3
1999
2000
2001
FCF (Eur bn)
ROCE

* FCF=EBITDA-Financial Expenses-Capex (ex-UMTS)-Taxes

Telefónica

Powerful Core Skill Set

Strong Skills to Manage Growth and Strengthen Leadership

Managed Fixed Clients (Million)


CAGR 9%
35.8
42.3
1999
2001

Ranking*	
Spain	#1
Brazil	#1
Argentina	#1
Peru	#1
Chile	#1

Managed Wireless Clients (Million)


X1.9
15.6
29.8
1999
2001

Ranking*	
Spain	#1
Brazil	#1
Argentina	#2
Peru	#1
Chile	#2
Mexico	#2

Internet Access Clients (Million)


X 3.3
1.3
4.4
1999
2001

Ranking*	
Spain	#1
Brazil	#3
Mexico	#2
Chile	#2

Best Talent, Know-how and Assets

- Strong management team broadly recognised in the sector
- Successful track record in LatAm, gives us credibility to enter new markets
- Most efficient wireline operator in terms of LIS/employee (505 Spain, 804 LatAm)
- TME, setting a new performance benchmark in the European wireless market
- Strong brand equity
- Strong Sales and Distribution Network (>13,000 points of sale in Spain, >8,000 in LatAm)
- Extensive network providing access to our 78 million clients**

* In the region of presence in each country
** Including CANTV


Telefónica

Strong Financial Position (I)

- Conservative investment strategy leading to the strongest balance sheet in the sector
- Diversified cash flow resulting in reduced volatility and superior credit rating
- Lower cost of debt : enhanced returns for equity investors
- Increased flexibility from strong cash generation & Balance sheet

"Telefónica is ready to capitalise on the sector's weaknesses"



EBITDA by Geography
10.5%
13.0%
15.9%
60.8%
10.9%
11.3%
20.9%
56.9%
1999
2001
SPAIN
BR
ARG
CH&PERU
EU



EBITDA by Business
14.4%
46.3%
36.5%
26.0%
35.2%
40.3%
-1.5%
1999
2001
TLATAM
TESPAÑA
TEM
Other



Net Debt / EBITDA 2001
TEF 2.3
BT 2.5
TI * 2.7
DT 4.1
FT 5.1

* Including Olivetti's net debt; Source: Company's Reports SSSB, ABN Amro



Telefónica

Strong Financial Position (II)

Cash Flow provides Flexibility

Cash Flow generation capacity would allow full debt repayment before maturity (6 years) → **Capacity to invest in new opportunities**

2002-2007 Accumulated cash flow



Eur bn
90.2
42.6
17.7
29.9
EBITDA**
CAPEX**
Working Capital, net interest, taxes and other
Cash available to shareholder

Improving Rio targets (Constant FX, 2ARS/US$)



Extra EBITDA-CAPEX from new Business Plan 02-05
EBITDA
CAPEX *
2000
2001
2002
2003
2004
2005

* Capex excluding UMTS licenses

** Source: Analysts estimates

Telefónica



Telefónica's Strategic Vision: Current Focus

Telefónica

Corporate Strategy Drivers

RECENT DRIVERS

CURRENT FOCUS

Customers

Recent drivers:
- Individual Business Line aggressive capture of customer base

Current focus:
- Focus on profitable quality customers
- Build advanced commercial and marketing platforms for deeper segmentation and customer care

Financial

Recent drivers:
- Accelerated Growth Model
- Unlock value through dissagregation of Business Lines

Current focus:
- Profitable Growth Model
- Focus on ROCE and FCF


Telefónica

Services

Recent drivers:
- Fast build up of an Internet and Media/Content Franchise

Current focus:
- Lead the digital revolution through our Broadband Strategy leveraging on core Network and Content Assets

Geographic Footprint

Recent drivers:
- Lead Spanish and Portuguese speaking markets
- Build European presence

Current focus:
- Selective and results oriented multi-regional approach
  - Complete LatAm footprint
  - Opportunistic European participant
  - Selective expansion in Mediterranean Basin

Customer satisfaction: our priority



RECENT DRIVERS

- Individual Business Lines encouraged to rapidly expand customer base


MILLION CUSTOMERS*
CAGR 18%
56
68
78
1999
2000
2001

CURRENT FOCUS

- Focus on profitability and quality services for customers
- Build advanced commercial and marketing platforms for deeper segmentation and customer care

* Including CANTV

Telefónica

Services: Embracing the Digital Revolution



The Digital Revolution

Traditional

Building market position for digital customer needs

CONNECTIVITY
- Wireline and Wireless Connectivity
- ...

SERVICES
- Telephony
- Internet Access
- Videoconference
- VPNs
- ...

APPLICATIONS
- Entertainment Applications
- Market Places
- VoD, PPV
- ...
- Networking Applications
- Corporate Applications
- ....

CONTENTS & SOLUTIONS
- Infotainment &Entertainment
- Digital Home
- e-Company Transformation
- BroadBand Solutions for Corporations
- e-Administration
- ....
- ITC Integration
- Customised Solutions
- .....

Growth

Cash Flow Generation

Evolving from a connectivity to an application/solution provider

Telefónica

Services: Leveraging on Internal and External Skills



New partnership model with external contractors to achieve closer alignment of objectives and reinforce Telefonica's customer facing operations

New Service development model through partnerships

EXTERNAL

INTERNAL

Access	Network	Contents (Services and Applications)
Telefónica – Fixed in Spain and Latam; Telefónica Data; Telefónica Móviles	Telefónica – Fixed in Spain and Latam; Telefónica Data; Telefónica Móviles	Telefónica – Fixed in Spain and Latam; Telefónica Data; Telefónica Móviles
	emergia	endemol; Antena 3 Televisión; Onda Cero; vía; TPI; terra lycos

Set up a new Corporate Content Unit leveraged on Endemol and other assets


Telefónica



Geographic Footprint: LatAm

Deepen Telefonica's position in Latam and increase its contribution to the Group's EBITDA

- **Expand in new high growth potential markets where we are not incumbent (e.g., Brazil beyond Sao Paulo and Mexico):**
  - ✓ Organic growth (e.g., Brazil 2002)
  - ✓ JVs (e.g., Mobile JV with PT in Brazil)
  - ✓ Acquisitions
- **Constant improvements in efficiency through Active Regional Management**
- **Regional offering is a key competitive advantage**

Telefónica



Geographic Footprint: Europe

- Spain: Maximising Cash Flow from existing businesses and defending competitive position by enriching the current portfolio with new Broadband Services
- The restructuring process of the European telecom sector will create new opportunities for Telefónica in the next few years
- Selective investments will allow Telefónica to capitalise on this restructuring process
- Leverage proven skills and current assets to enter new markets
- UMTS position outside Spain - minimise investment and open to options based on achieving attractive returns

Telefónica

Financial:



Profitable Growth

- ✓ INCREASE OPERATING EFFICIENCY
- ✓ EXCELLENCE IN CAPEX EXECUTION
- ✓ CLEAR INVESTMENT CRITERIA

- ✓ GROWTH IN CUSTOMER BASE
- ✓ GROWTH IN USAGE OF CURRENT SERVICES
- ✓ GROWTH IN NEW SERVICES

Telefónica

Financial:



Profitable Growth

Key business priorities to deliver profitable growth

2001 Results * (Eur mn)	EBITDA	Net Income
T. LATAM	5,163	1,275
TdE	4,508	1,078
TEM	3,334	893
TPI	129	65
TERRA LYCOS	(232)	(566)
T.DATA	24	(486)
ADMIRA	153	(347)
ATENTO	54	(110)

- Strengthen core business performance
- Capture growth opportunities profitably (particularly increasing penetration in LatAm and Broadband strategy)

- Crystallize the value of the positions Telefónica has developed
- Broadband as a contributor to continued improvement in results

* Results from individual Business Lines

Telefónica

Financial:



Profitable Growth

Increase Customer Revenues

Growth Customer Base

- Around 100MM Clients in 2004 Total
- Over 13 MM BB Clients
  - > 4.5 MM ADSL
  - > 8.5 MM GPRS/UMTS



ADSLs
CAGR 66-70%
2001
2005
Wireless Clients
CAGR 9-13%
2001
2005
Internet Access Clients
CAGR 17-21%
2001
2005

Growth in Usage of Current Services

- Proactive commercial initiatives to encourage growth in traditional services



Total Switched Minutes
CAGR 3-7%
2001
2002
2003
2004
2005
TdE, T-LatAm, and TME

Growth in new Services

- Rising ARPU mainly through our Broadband strategy



ARPU
BROADBAND
TRADITIONAL
2001
2002
2003
2004
2005
TdE & TME

Telefónica



Financial:

Profitable Growth

Increase Operating Efficiency

2001 LIS/EMPLOYEE



LATAM
Telemar 1,287
TELESP 1,198
Brasil Telecom 1,095
CTC 803
TASA 526
TdP 471
Telecom Argentina 379
TLatAm 804
EUROPE
TdE 505
TI* 448
DT* 428
BT* 354
FT* 253



- **Still room for improvement in LIS/Employee**
- **Improve OPEX to add efficiency gains**

* As of September'01

Telefónica

Financial:



Profitable Growth

INVESTMENT PRINCIPLES

- Standalone risk adjusted returns required to be above the cost of Capital
- Seek control in acquired assets
- Clear opportunity to own the customer and sell expanding service portfolio
- Opportunity to leverage existing skills, assets and presence

- Focus on extension of Latin American and European Markets with special attention to Brazil, Mexico, Western Europe and Mediterranean Basin
- Broadband connectivity key to expansion of service
- Improves competitive position, opens new growth markets, stimulates customer interest
- Own customers from day one - seek early cash generation
- Maximise return on capital through efficient operation
- Disposing assets with no strategic fit

Telefónica

In summary,

- Since we last met in Rio, **we have delivered** against an ambitious set of performance targets. The performance gap with our peers has widened
- We will continue **building value** by improving returns from our core assets and seeking and developing new sources of profitable growth
- Our track record, skills and financial strength give us **confidence for the future**
- You can expect **a continued emphasis on superior management** from us and a **will to develop and grow our business**
- Over the next two days we will have the opportunity to prove that our ambitions are **based on solid fundamentals**, a **clear set of performance priorities** and a **talented management team**

Telefónica

Telefónica

Safe Harbour

This presentation contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this presentation and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activities and situation relating to the Company .

Such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward looking statements as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica´s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company´s Annual Report on Form 20-F as well as periodic filings made on Form 6-K, which are on file with the United States Securities and Exchange Commission.

Item 2

Telefónica

Second Investor Conference



March, 2002, Seville

Julio Linares

Executive Chairman of Telefónica de España

Safe harbour

This presentation contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this presentation and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activities and situation relating to the Company .

Such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward looking statements as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica´s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company´s Annual Report on Form 20-F as well as periodic filings made on Form 6-K, which are on file with the United States Securities and Exchange Commission.

Telefónica de España: Focus On Earnings And Profitable Broadband Growth

Contents

Telefónica

We have fulfilled the commitments announced in Rio for 2001 ...

		Target 2001	Actual 2001	
Operational Targets	**ADSL lines in service in 2001**	250,000 with 90% coverage (84% effective)	375,800 with 88% coverage (82% effective)	✓
	Installation rate (ADSL/day)	1,000	3,000	✓
	Voice mail boxes	10 million	10.1 million	✓
	Lines with caller ID	2 million	3.5 million	✓
	Semi Flat rate packages	5 million	3 million	✓
Financial Targets	**Fixed revenues***	50% to 55%	47%	✓
	Operating expense growth	0% to -4%	-3.1%	✓
	Personnel costs	-4% to -5%	-5.8%	✓
	Capex over revenues*	<20%	18.9%	✓
	Capex in broadband*	30% to 35%	39.8%	✓
	Operating cash flow*	3 bn Euro	3.5 bn Euro (Free Cash Flow: 1.6 bn Euro)	✓

* Parent company

Telefónica

... and have advanced toward our objectives for 2004

		Objective 00-04 Percent	Actual 2001	
Operational objectives*	• Lines per employee	+15 to 20%	+2.5%	✓
	• Network cost per minute	-40 to -50%	-35%	✓
	• I+M+C cost per line	-15% to -20%	-5%	✓
	• Sales cost per unit	-15%	-6%	✓

		CAGR 00-04	Actual 2001	
Financial objectives	• Operating revenues	-1 to +3%	0.4%	✓
	• EBITDA margin	42 to 45%	44%	✓

* Parent Company

Telefónica

In 2001 we continued to deepen our transformation process and are starting to capture its results

EBITDA
Million Euro

Reversing a 3 year downward trend achieving EBITDA growth by:

- Commercial strategy:
  - Traffic growth through packages
  - Price and discount management
- Efficiency improvement:
  - Reduction of operating expenses
- Regulatory context:
  - Tariff rebalancing through monthly fee increases



CAGR
-7.0%
+1.3%
5,537
5,251
4,958
4,448
4,508
1997
1998
1999
2000
2001

We defended our business in a mature environment achieving revenue increase...

Operating revenues
Million Euro


0.4%
10,183
10,220
2000
2001

Traffic
Billion minutes


28%
108
139
Voice
Internet
Interconnection
63
24
21
65
35
39
2000
2001

- Selective commercialization of semi-flat voice packages
- ISDN high growth
- Interconnection traffic contribution

Effective prices
Euro Cents/minute


-21%
5.72
4.53
2000
2001

- Management of price-cap and competitive pressure

Monthly fee
Euro/Month


+12.9%
9.3
10.5
End 2000
End 2001

- Reduction of current access deficit

Telefónica

... and strictly controlling costs

Operating Expenses
Million Euro


-3.1%
5,885
5,703
2000
2001

Personnel costs -5.8%

- Average headcount reduction of 9.9% partially offset by salary increases

Interconnection costs +0.5%

- Slowdown of interconnection costs growth due to tariff reduction

External supplies, outsourcing and other costs -3.2%

- Decrease of external supplies
- Significant effort in commercial costs
- Increased outsourced activities to offset:
  - headcount reduction
  - needs generated by ADSL

Telefónica

As a result of this effort, we outperformed our peers and maintained operational leadership

Profitability and growth

EBITDA growth
2000-01

EU peers*	TdE
0.2%	1.3%

EBITDA margin
2000-01

EU peers*	TdE
40.8%	44.1%

Operational efficiency

Lines per employee
2001

TdE**	TI	DT	BT	FT
505	448	428	354	253

Personnel expenses/revenues
2001

TdE**	TI	DT	BT	FT
21%	25%	26%	26%	27%

* DT, BT, FT, TI
** Parent company
Source: Morgan Stanley, Operators´ September results

Telefónica

We controlled CAPEX in our traditional business to address broadband requirements

CAPEX*
Million Euro


+4%
1,783
1,855
New Businesses
23%
+78%
40%
Traditional Business
77%
-19%
60%
2000
2001

	2000	2001
CAPEX/Revenues	18.6%	18.9%
ROCE	8.5%	9.9%
Asset turnover	74.6%	78.7%

* Parent company

TdE ADSL connections
Thousand


x 7.8
48
376
2000
2001

We have built a state-of-the-art IP network in 8 months

These results were accomplished within a highly demanding regulatory environment

Most significant facts

- Tacit extension to local traffic of carrier pre-selection since 1Q2001
- Number portability with strict delivery periods
- All possible alternatives for ULL offered (74 central offices available and 2.6 million accessible loops)
- Capacity-based voice interconnection since 4Q2001
- Regulated retail and wholesale flat-rate Internet access
- Regulated retail and wholesale ADSL prices ("retail minus" scheme)

Retail Price Cap evolution

	2001	2002	2003
Nominal price	-7%	-6%	-2%
Monthly fee Euro	10.47	11.67	12.62

Wholesale: lowest effective* interconnection price


Euro
France 1.65
Italy 1.56
Germany 1.36
UK 1.10
Spain 1.06

* Effective interconnection price for single transit calculated in regular time (including mandatory volume discounts and fixed costs associated to the establishment of interconnection points)

Based on our current results we believe we are on the right track and we confirm our strategy to transform the Company

Continue transformation process with a dual effort



Extract maximum value from the traditional business
"managing for cash flow optimization"



Capture the broadband opportunity
"ensuring profitable growth"

Going forward we will:

- **Leverage our 2001 results**
- **Take an additional step to higher aspirations**

Telefónica

Contents

Telefónica

Our traditional business is facing an increasingly competitive environment

ACCESS

- **Direct access competitors:**



Thousand lines
Growth
772
+114%
177
+65%
360
Other
107
595
+135%
Cable operators
253
2000
2001
Estimated competitors´ market share
1.9%
3.9%
+2 p.p

- **Mobile access:**
  - More than 1 million homes use only mobile phones

TRAFFIC

- **Direct access competitors:**
  - Grew their traffic by 158%
- **Indirect access competitors:**
  - More than 1.3 million customers with carrier preselection
  - 83% traffic growth in 2001
- **Mobile:**
  - ~22% originated voice traffic
  - Estimated 20% voice market cannibalization
  - Impact on public telephone business

We have, however, managed to grow access lines and voice traffic

ACCESS LINES
Million lines


+1.6%
20.3
20.6
2000
2001

VOICE TRAFFIC
Billion minutes


+1.6%
63.5
64.5
2000
2001

Total market growth

+2.7%

+5.7%

Telefónica

In particular, we have defended our overall market share, strategically managing our market share loss


Estimated overall voice market shares
Percent
Date of liberalization
TdE
85
Dec'98
FT
81
Jan'98
DT
77
Jan'98
TI
77
Jan'98
BT
69
1984

- Won back 3 p.p. in DLD for SMEs
- Lost 8 p.p. in local traffic
- Estimated market share in ILD down to 70%

Note: Year end figures for TdE
Source: Country Regulators at Jun 01 and Dec 01; Analysis; Dataquest

Telefónica

We have obtained these results through a proactive commercial effort that we will continue in 2002

Commercial Strategy for 2002

Retain clients

- Voice + Internet + TV packages (in collaboration with Admira)
- IBERCOM-type solutions (VPN) for SMEs
- IP-based VAS over IBERCOM for corporations

Maintain ARPU

- Achieve traffic growth
  - New traffic generating products (SMS, 098 IS)
  - Higher VAS penetration (caller ID, voice mail)
- Defend traffic market share
  - New semi-flat voice packages for residential
  - New prepaid plans for SMEs

Pursue targeted commercial effort

- Selective commercialization through CRM
  - Win-back effort
  - Focused campaigns for micro-segments
  - Specific actions leveraging on-line channel

Operating Revenues in Traditional Business



-2 to -4%
Variable
Fixed
52%
48%
43-47%
53-57%
2001
2002

Defend revenue level despite decrease in price-cap (6%) and increasing competition

Telefónica

In 2002, we will significantly increase our efforts to improve efficiency, and the results will fully materialize In the mid term

Main levers	Estimated 2002 results in traditional business	Key Activities
Control Expenses	**-2 to 0% in operating costs**	• Transform major processes • Focus on core activities • Optimize support functions • Apply 6σ methodology • Extend usage of e-business applications • Reduce inventory levels
Increase controls to reduce bad debts	**-40 to -35%**	• Improve monitoring of higher risk customers • Implement a strict credit check system
Reduce Capex	**-15 to -10%**	• Prioritize investments along segment, geography and profitability • Optimize idle network capacity • Increase asset rationalization

In wholesale we have grown our business and in 2002 we will implement a differentiated strategy


Operating Revenues in Wholesale
Non-regulated services
Regulated services
+14%
-5 to -7%
+2% to +4%
-21% to -23%
62%
38%
57%
43%
62-66%
34-38%
2000
2001
2002 E

2002 Strategy

Segmented approach:
- **Turnkey solutions for niche operators**
- **Actively negotiate to capture incoming international traffic (Telefónica Wholesale)**
- **Capture growth from mobile and data operators**

Focus on efficiency to minimize regulatory impact of capacity-based interconnection

Contents

- 2001 results: fulfilling Rio de Janeiro commitments and reversing the downward trend
- Traditional and wholesale businesses: extracting the maximum value
- **Broadband: capturing the opportunity**
- Forecasts and commitments: continuing our profitable growth

Telefónica's effort has fostered the broadband market in Spain

ADSL Connections. Total market
Thousand


400
350
300
250
200
150
100
50
0
sep-99
dec-99
mar-00
jun-00
sep-00
dec-00
mar-01
jun-01
sep-01
dec-01
Launch of wholesale offer
TdE communicates its commitment to increase its investment effort
ADSL retail offer approval
376
+50%
+150%

Telefónica

... And we are now in the leading European ADSL group

	Broadband households	DSL penetration over total lines
• Deutsche Telekom	6%	4.3%
• TdE	**2%**	**2.2%**
• Telecom Italia	1%	1.5%
• France Telecom	2%	1.2%
• BT	1%	0.5%

Source: ECTA 2001, OVUM 2001; Company data for TdE

Looking forward, our goal is to contribute to enlarge the broadband market


Broadband connections in Spain
Thousand
446
376
70
2001
1,000-1,150
200-250
800-900
2002 E
3,500-4,500
30-40%
60-70%
2005 E
Other broadband technologies
ADSL

Potential broadband penetration in 2005:

- 15 to 25% (residential)
- 50 to 70% (business)

Telefónica

We will actively address the demand for new services to meet different customer needs


Types of customers
Customer demand is migrating to Broadband ...
... and this will translate into higher ARPUs
#Customers 2002
CAGR 2002-2005
ARPU 2002 Euro
CAGR 2002-2005
Broadband services + connectivity + voice
60 to 63%
3 to 6%
Broadband connectivity + voice
45 to 50%
0.5 to 1%
Narrowband Internet + voice
6 to 10%
- 1.2 to - 1.5%
Only voice
- 5 to - 9%
- 2 to - 3%
Telefónica

In order to serve this demand we are developing a compelling offer for the digital market


Connectivity
Services
Applications
Solutions

Digital Offer	Connectivity	Services	Applications	Key projects	Group partners
For households	• 256 Kbps • 512 Kbps • 2 Mbps • Access devices (Homegateways and networking) • Wireless access (802.11)	• Bandwidth on demand	• On-line gaming • Video conferencing • Domotic • Video Streaming	Imagenio: • Broadband Internet • Digital TV • Video over DSL • Other (games, music, etc)	Terra, Admira, T-Cable
For businesses		• VPN	• Videocon-ferencing • Remote applications	eBA: • Large accounts • e-Government • Packages for SMEs	T-Data Terra

Telefónica

For households we are already working on a full service offer through ADSL with Imagenio


Imagenio

- Telephony
- Videoconferencing
- High speed Internet access
- Multimedia messaging
- 4 TV channels for PC
- Multi-player games
- Games on demand
- Digital TV (22 channels)
- Stereo digital audio (15 ch.)
- Video and music on demand
- Internet access on TV


Telephone
Web Cam
Multimedia PC
Video Gaming Console
Set-top-box
ADSL

- 1,000 homes (pilot phase)

... and we have achieved these results by leveraging group capabilities

- TdE: project management
- Terra: PC content/ services
- Admira: audio visual contents for PC/TV
- Telefónica Cable: TV/Radio channel aggregator

Telefónica

For businesses, we are launching an offer for SMEs within eBA

eBA | e-Soluciones de Banda Ancha

eBA platform (T-Data)

Solution Design

Services and Applications

Multiservice Network

Operations



Solución ADSL Intranet
- Content
- Intranet

Solución ADSL Web
- Web design and hosting

Solución ADSL e-comercio
- Virtual shop design (e-commerce)

Solución ADSL e-gestión
- ERP and CRM applications
- ASP

"Try and Buy" commercialization scheme

Telefónica

In order to support this wide offer we are already transforming our business model

Internal transformation

Enhance Products & Services Factory:

Redesigning processes to increase quality, reduce TTM, integrate third parties and reposition brand

Upgrade Infrastructure and IT:

Deploying state-of-the-art IP network and upgrading IT for Broadband

Innovate Sales Force and Distribution:

Evolving from "sales people" to "consultants", and fostering usage of online channel

New Business Model

- **Focused on the "Digital Customer"**
- **Leveraging 3rd party capabilities, particularly Group companies, with a new relationship model**

External transformation

New Service Development Model: "Partners Farm"

Joint ventures, Shared projects, Joint solutions, ADSL Forum

New I+M+C Model:

Certifying and aligning objectives with contractors

New Distribution Model:

Expanding independent distributors role and opening new distribution channels

Based on this strategy we believe it will be possible to achieve growth and reasonable levels of profitability

IP/Broadband revenues



75-85%
2001
2002

Economics of Telefónica ADSL Business Plan*



Years (December)
2000
2001
2002
2003
2004
2005
EBITDA breakeven
Cash flow breakeven

* Incremental over other businesses

Profitable business after reaching and maintaining 1 million ADSL lines

Telefónica

We are working on improving key variables to assure profitability

Opex/line

- Increase plug-and-play up to 85% of new lines
- Reduce IP international termination fees
- Improve customer care and network O+M processes
- Capture economies of scale


CAGR
-22 to −26%
2001
2005 E

Capex/new line

- Capture economies of scale
- Take advantage of technology improvements
- Reduce IP network investments
- Leveraging our local loop quality


CAGR
-11 to −15%
2001
2005 E

Telefónica

Our local loop quality and technology evolution will facilitate CAPEX reduction

Percentage of customers reached


Spain
Italy
UK
Germany
US
100
90
80
70
60
50
40
30
20
10
0
0.5
1
1.5
2
2.5
3
3.5
4
Loop length in km

Source: IEEE; Telefónica

Bandwidth supported by TdE's access (local loop)


New services
Video compression technology
Potential household customers
Percent
94
84
74
53
256 K
1 M
2 M
6 M
Required bandwidth (Decreasing speed)


Examples of services
Internet connectivity
Video/PC
Video/TV
IP VPN

Telefónica

Contents

- 2001 results: fulfilling Rio de Janeiro commitments and reversing the downward trend
- Traditional and wholesale businesses: extracting the maximum value
- Broadband: capturing the opportunity
- **Forecasts and commitments: continuing our profitable growth**

Telefónica

Today our highest priority is to lead the whole organization to go deeper in the transformation process to achieve profitable growth

+Growth

- Traditional Business
  - Retain clients
  - Increase usage
- IP/Broadband
  - Foster penetration
  - Increase ARPU
- Wholesale
  - Grow in non regulated services


+Crecimiento
+Competitividad
CLIENTES
+Compromiso

+Competitiveness

- Control OPEX
  - Rationalize processes
  - Focus on core activities
  - Extend 6σ driven quality
  - Intensify e-business use
  - Increase self-install ADSL
  - Reduce inventories
- Reduce bad debt
- Control CAPEX
  - Reduce CAPEX in traditional business
  - Reduce CAPEX/line in broadband

+Commitment

- To transform our business model
  - Renew internal skills
  - Open to third parties cooperation

Telefónica

As a result, we will grow operating revenues reducing volatility and maintaining our EBITDA margins


Operating revenue*
Percent
CAGR
1 to 4%
IP/ Broadband
Wholesale
Traditional
5
15
80
17-21
12-16
64-68
2001
2005E
Fixed revenues
over total
47%
65-67%

- Achieving revenue growth
- Shifting revenue mix towards IP/broadband
- Transforming variable revenues into fixed revenues


EBITDA
CAGR
2 to 5%
2001
2005E
EBITDA
margin
44%
42-45%

- Accelerating efficiency effort
- Growing EBITDA
- Maintaining EBITDA margins in current levels despite increased competitive pressure

* Parent company

Telefónica

At the same time, we will control CAPEX and will ensure free cash flow growth

CAPEX
Parent Company

CAGR
-2 to 0%


IP/Broadband
40%
Traditional business
60%
2001


61-63%
37-39%
2005 E

	2001	2005 E
CAPEX / Revenues	19%	<18%

Free Cash Flow*

CAGR
4 to 6%


2001


2005 E

* Free Cash Flow = EBITDA - CAPEX- Net Financial Expenses - Taxes

In summary

- We achieved good performance on Rio commitments and **managed to reverse a downward trend in results.**
- Based on these results, we **confirm our strategy for business transformation** with a dual effort; increasing our aspirations for the future.
- In the **traditional business**, during 2001, we reduced Opex and Capex. Going forward, we will continue to manage the business to **maximize cash flow**, increasing our efforts to **improve efficiency** and maintaining our leadership among European operators
- In **broadband**, during 2001, we built a significant client base and improved our knowledge of this new business. Going forward, we will focus on **capturing this opportunity for profitable growth** by further expanding our customer base, broadening our offer of services (leveraging Group capabilities) and advancing in the transformation of our business model.
- Our strategy will assure profitable growth to maintain TdE as a **solid contributor to Telefónica Group.**

Telefónica

Item 3

Telefónica

Second Investor Conference

March, 2002, Seville

Antonio Viana - Baptista

Executive Chairman of Telefónica Latinoamérica

Safe harbour

This presentation contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this presentation and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activities and situation relating to the Company .

Such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward looking statements as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica´s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company´s Annual Report on Form 20-F as well as periodic filings made on Form 6-K, which are on file with the United States Securities and Exchange Commission.

Key messages

- The clear leader in the region
- Good results in 2001 despite the economic turmoil
- Fit to manage the crisis in Argentina
- Strong position to capture growth potential in Brazil
- Continuing regional efforts to improve efficiency
- Solid FCF generator

Telefónica

Content

- **T-Latam: delivering solid performance in our four operators**
- Priorities for 2002
  - Manage Argentinean crisis
  - Capture growth in Brazil
  - Consolidate performance through active regional management
- Financial projections: strong cash performance
- Summary

T Latam is the clear wireline leader in the region





PERU
26 Million
1.7 Million
GDP/ capita ($) 2,030
CHILE
15 Million
2.7 Million
GDP/ capita ($) 4,203
SAO PAULO
37 Million
12.6 Million
GDP/ capita ($) 4,645 (Brazil: 2,915)
ARGENTINA
37 Million
4.6 Million
GDP/ capita ($) 3,626**

LIS('000)	21,612
Employees	26,738
Revenues '01 Mill €	10,137
EBITDA '01 Mill €	5,163

* Management control in Puerto Rico's TLD and 6.9% stake in CANTV
** After devaluation; exchange rate 1 USD= 2.0 Argentinean Pesos

Telefónica

Common regional management priorities combined with attention to local context

Common management principles for volatile environment ...	... with specific policies to face different local realities

Profitable Growth

Tight cash control


PERU
Preserve cash flow generation and manage regulatory environment
SAO PAULO
Anticipate regulatory goals and manage growth
CHILE
Return to profitability in a harsh competitive and regulatory context
ARGENTINA
Damage control during crisis and defend cash flows

Telefónica



Telesp: anticipation of goals ("metas") and achievement of significant growth

Key management actions

Profitable growth

- Important effort to **anticipate regulatory goals**: 10,000 new lines installed every day
- **ARPU maintained** despite increase in penetration
- Productivity increased to **1,198 lines/employee** (23% average line growth and 18% employee reduction)
- Active **control of bad debt** (3.4% vs. 8.0% Telemar, 5.3% Brazil Telecom and 16.0% Embratel)
- 200,000 ADSL LIS

Tight cash control

- **High CAPEX** (R$ 4.6 Billion) to anticipate "metas", but nearly **self financed**, maintaining a very low debt level (0.9x EBITDA)


Results, Million R$
Revenues
7,312
9,136
25%
EBITDA
4,046
4,849
20%
Net income
1,481
1,576
6%
FCF*
-436
-293
00
01
Telefónica

(*) FCF= EBITDA-Net financial expense-taxes-CAPEX

Only player achieving "metas" two years in advance



Number of lines
Million


CAGR
25%
6.4
8.4
10.6
12.6
98
99
00
01

Waiting list
Million


8.0
4.1
2.5
0
98
99
00
01

CAPEX
Million R$


Only 5% additional CAPEX to anticipate goals
4,302
235
4,537
CAPEX 01 to achieve 2001 goals
Increase of CAPEX to anticipate 2003 goals
CAPEX 01 to achieve goals

After the accomplishment of "metas", Telesp will be able to:

- Provide **full product range** (voice and data) to all **Sao Paulo** clients
- Offer **long distance service outside Sao Paulo**
- Serve **corporate clients nationwide** with T Data

Telefónica

ARPU maintained even with a 23% growth in lines



Revenues
Million R$


25%
7,312
9,136
2000
2001

X

Average LIS
Million of lines


23%
9.4
11.6
2000
2001

Remarkable growth in customer base ...

ARPU
R$


1%
776
787
2000
2001

... without reducing the average line profitability

Telefónica

TASA: *damage control and cash-flow protection*



Key management actions

Tight cash control

- **Management for cash**: preserve cash-flow generation (€739 Mill., including management fee)
- Close **control of bad debt** (6.4%*)
- Supplier **contract renegotiation**

Profitable growth

- **Cost control**: manageable costs down 9%
- **Freeze expansion** in Northern Argentina
- Retention of **profitable customers**
- Promotion of **traffic generating products**: 35% increase in voice mail services to 1.8 Mill.
- **Adjusted growth strategy** according to very high cost of capital (e.g. selective ADSL deployment)


Results, Million Pesos
Revenues
-8%
2,908
2,668
EBITDA
-15%
1,611
1,362
Net income
-34%
336
222
FCF**
-21%
842
661
00
01

(*) Excluding extraordinary provision for end-of-year devaluation
(**) FCF= EBITDA-Net financial expense-taxes-CAPEX

Management anticipated crisis and took measures early-on



Cash control

- Daily monitoring of cash movements and cash position
- Net Debt reduction of 12%, resulting in Net Debt / Net Assets of 35.7%

Bad debt control

- Strict policy of telephone disconnection after 120 days
- Extra recovery of 19% of debt through external agencies
- Expand payment methods: bonds (Patacones, LECOPS)
- Co-billing in Northern Argentina (bill collection up from 72% to 94%)

Cost reduction

- Personnel expenses reduced by 9%
- Costs/line reduced by 9%
- Special committee focused on defining expense priorities and approving cash outflows

CTC: return to positive results in a harsh competitive and regulatory context



Key management actions

Profitable growth
- Focus on **cost reduction** (e.g. 21% staff reduction)
- **Bad debt** expense down to 2.2%
- Recovered **LD market share leadership** and increased LD revenues in a tough competitive environment
- 6.2% revenue **growth in corporate segment** compensating stable residential market

Tight cash control
- Even in tough economic and regulatory environment, generation of **large and growing cash flow** (274 million € in 2001)
- **Strong debt reduction** (USD -272Mill), resulting in Net Debt/Net Assets of 28%

Results (excluding SONDA)
'000 Million Pesos


Revenues
4%
697
724
EBITDA
26%
258
329
Net income
-33
67
FCF*
73%
93
161
00
01

(*) FCF= EBITDA-Net financial expense-taxes-CAPEX

TdP: preserving cash flow generation and managing regulatory environment



Key management actions

Tight cash control

- Strict **CAPEX control** (13% reduction)
- Maintain strong **cash flow generation** (€318 Mill., including Management Fee)

Profitable growth

- Negotiation with regulator to **settle interconnection rates and price cap** (-6%)
- Active **restructuring** of operations: Balance Sheet adjustment, CSC´s, Yellow Pages
- **Defense of market share leadership** (over 94% in DLD and 86% in ILD)
- **New products for** lower-income market segments controlling bad debt

Results, Million Soles


Revenues
-3%
4,267
4,136
EBITDA
-10%
2,249
2,026
Net income
296
-65
FCF*
-1%
997
988
00
01

(*) FCF= EBITDA-Net financial expense-taxes-CAPEX

*Other subsidiaries**

CANTV

- Adequate perspective on Venezuela
- 75.3 million € in cash received
- 6.9% ownership maintained (directly in CANTV shares)
- Direct participation in management

TLD

- First year with positive results (+3.3 vs. -9.1 million €)
- New portfolio of products (Pre-paid cards, flat-fee tariff, internet services)
- Strict OPEX control

(*) Management control in Puerto Rico's TLD and 6.9% stake in CANTV

T Latam´s good operating results have been reduced by exchange rate evolution ...

Results before exchange rate and Argentinean devaluation adjustments
2000 € Million (constant)


Revenues
8.5%
10,371
11,249
EBITDA
6.7%
5,360
5,718
Net income*
x3.9
447
1,759
00
01

Results excluding Argentinean devaluation adjustments
€ Million (current)**


-2.3%
10,371
10,137
-3.5%
5,360
5,173
x3.5
447
1,585
00
01

* During year 2000 percentage of ownership was increased (Veronica)
** 2000-2001 Local currency/€ depreciation: (-) depreciation / (+) appreciation ...
Brazil -19.5%, Argentina +3.1%, Chile -9.7%, Peru +5.5%

Telefónica

... and the end of the year devaluation in Argentina

Impact in 2001 financial results (following ICAC rules):

- **Debt restatement at 1.7 peso/dollar**
- **Increase provision for uncollectibles (51 million €)**


T Latam's net income
Million € (current)
1,585
310
1,275
Net income 2001 pre-devaluation adjustments
Argentinean crisis
Net income 2001

Telefónica

Even in this context, most of the Rio de Janeiro commitments for 2001 have been met

TeleSP 2001 Million R$


Waiting list
Anticipating regulatory requirements to 01
2,457
0
Boosting revenues by 14%-18%
25%
7,312
9,136
EBITDA improvement of 15%-18%
20%
4,406
4,849
CAPEX reduction by 25%-35%
14%
3,980
4,537
ADSL 2001 350.000 ADSLs
5x
41
198
2000
2001

T Latam


€ Cost/ line reduction of 6%
-9%
270
245
2000
2001
TLatam EBITDA contribution to Telefónica of 40%-45% in 2001
45
40
2000
2001
Increased to satisfy growth in demand and allow revenues larger than expected
As the regional perspective worsened expansion plans were moderated/postponed

Telefónica

Content

- T-Latam: delivering solid performance in our four operators
- Priorities for 2002
  - **Manage Argentinean crisis**
  - Capture growth in Brazil
  - Consolidate performance through active regional management
- Financial projections: strong cash performance
- Summary

Effect of economic crisis in TASA


Local traffic (min/line/day)
Fixed-Fixed
Fixed-mobile
Fixed Internet
7.8
8.3
8.8
0.8
0.7
0.6
2.4
4.3
3.3
12
10
8
6
4
2
0
1,2
1,0
0,8
0,6
0,4
0,2
0,0
01/00
04/00
07/00
10/00
01/01
04/01
07/01
10/01
01/02

- In **local traffic**, the slight increase in fixed-fixed traffic has partially mitigated the important fall in fixed-mobile and internet traffic


Total LD traffic (million min)
256
239
208
275
250
225
200
175
01/00
04/00
07/00
10/00
01/01
04/01
07/01
10/01
01/02

- **LD traffic (Domestic and International)** suffering a strong decrease despite maintaining market share

Telefónica

Bad debt to remain at high levels

Bad debt expense


5.7%
5.3%
6.4%*
9.5%
Jun 01
Sep 01
Dec 01
Jan 02

- **Conservative accounting policy** for uncollectible accounts:
  - Receivables **above 120 days** old are **fully** (100%) **provisioned**
  - Progressive provision for uncollected receivables in residential segment, amounting to **approximately 75% of debt aged 30-120 days**
  - Provision for **corporations according to risk profile**
- Acceptance of **local bonds as payment method** (Patacones, LECOPs)

* Does not include devaluation adjustments (totals 9.2% with extra devaluation provisioning)

Telefónica

Key actions in course to face crisis...

Actions	Description	
• **Cash control**	• Daily cash control • Strict local bonds management • Focus on bad debt management	**Maximize OpFCF**
• **CAPEX reduction**	• "Zero investment plan"	
• **Negotiation with the regulator**	• New regulatory agenda with the government • Fiscal compensations	**Preserve EBITDA**
• **Cost optimization**	• Suppliers' contracts renegotiation • Strict priorization of operating expenses • Reduction of structural costs in Network and Infrastructure	

Telefonica

Maintaining significant positive FCF in local currency

Hypothesis

- 1st tariff adjustment in July (33% of cumulative inflation)
- Monthly tariff adjustment thereafter
- Regulation: Price cap eliminated in 2002 and unbundling postponed until 2003
- Dividends and management fee suspended during 2002

Limit decrease of revenues

Contain EBITDA reduction

Reduce CAPEX

FCF in local currency
Million Pesos


-12/-16%
661
2001
2002

Telefónica

TASA is best positioned to overcome the crisis


TASA
Telecom Argentina*
Revenues/ LIS
(pesos/line)
601
580
LIS/ employee
526
379
EBITDA margin (%)
51%
44%
EBT margin (%)
14%
6%
CAPEX/ sales (%)
15%
15%
Net debt/EBITDA (%)
1.5x
3.2x
Higher operational efficiency
More solid financial situation

(*) September 2001 data

Telefónica

Content

- T-Latam: delivering solid performance in our four operators
- Priorities for 2002
  - Manage Argentinean crisis
  - **Capture growth in Brazil**
  - Consolidate performance through active regional management
- Financial projections: strong cash performance
- Summary

Telefónica

Brazilian economy presents positive outlook



- **Good GDP prospects**


GDP growth (%)
4.3
2.1
0.5
0.2
2.1
4.0
1Q
2Q
3Q
4QE
2002E
2003E
2001 vs. 2000
Outlook

- **Solid public accounts**
  - Brazil's 2001 primary surplus: 3.5% of GDP (IMF's target: 2.2%)
  - International reserves maintained around $35 billion dollar since 1999
  - Strong Foreign Direct Investment for 2002, guaranteeing external financing needs

- **Low exposure to Argentina**
  - Exports and imports to Argentina in 2001 were only 1.3% and 1.5% of GDP respectively
  - Total Brazil's investments in Argentina: ~0.3% of Brazil's GDP

Telefónica

There are three main growth opportunities in Brazil



Revenues
Million R$

	2001	2005E	CAGR = ~12%
Others	798		11-13%
Interconnection	1,121		
LD	867		20-24%
Broadband	84		60-65%
SVA	118		20-24%
Local traffic, Monthly fee Fixed-mobile traffic	6,148		8-10%
Total	9,136	14,000-14,400	

+56%

- Large opportunity in remaining LD market in Sao Paulo and corporate LD market outside Sao Paulo
- Profitable growth
- Important further growth in traditional business and increased penetration of new services

Telefónica



Telefonica is better positioned to capture growth opportunities in the operational side...



	TeleSP	Telemar	Brasil Telecom	Embratel
Achievement of "metas"				
Revenues/ LIS (R$)	788 	742 	724 	-
EBITDA margin (%)	53% 	34% 	43% 	14% 
Uncollectibles/ net revenues (%)	 3.4%	 8.0%	 5.3%	 16.0%

Note: 2001 Results

Telefónica

... As well as in the financial side



	TeleSP	Telemar	Brasil Telecom	Embratel
EBT margin (%)	20%	2%	9%	-10%
CAPEX/ Sales (%)	49%	100%	56%	20%
Net debt/ Equity (%)	23%	70%	45%	58%
Net debt/ EBITDA (%)	0.9x	2.5x	1.0x	3.0x

Note: 2001 Results

The anticipation of "metas" has opened new growth opportunities





Sao Paulo
Mill R$

Total	**2,992**
Intra-state	1,766
Inter-state	1,005
International	221

Include in product offering, **interstate and international traffic** service

- 100% of the **businesses** in Sao Paulo are Telefonica's clients
  - 70,000 SME's
  - 1,500 corporations through T Data
- Corporate segment represents 50% of **LD market**

Outside Sao Paulo
Mill R$

Total	**6,340**
Intra-state	3,380
Inter-state	2,507
International	453

New available markets for Telefonica

- 33% of Sao Paulo **corporations** have operations outside the state
- 80% of the top 250 **largest Brazilian companies** have their headquarters in Sao Paulo

Telefonica

TeleSP´s will leverage its client base and the Group's assets in the region



Sao Paulo

- Provide **comprehensive offer** to residential and business customers
- Leverage **customer knowledge** and **distinctiveness of offer** (only player with a complete product range)
- Direct, **targeted marketing to most profitable clients** (top 20% generates 80% of revenues) leveraging T Data
- **Bad debt control**
- **Avoiding downward pressure on prices**

Outside Sao Paulo

- Focus on **current Sao Paulo customers operating nationwide** (corporate and business segments): establish national negotiations mainly through T Empresas sales force
- Leverage **Telefonica's brand image**
- Target the JV **cellular clients** (40% of the total Brazilian cellular market)

Significant contribution to TeleSP's growth can be expected from Brazil 2002 opportunity

If TeleSP were to capture:

- **Sao Paulo:** 15-18% of the interstate and international market (vs. 79% market share in intrastate'01)
- **Outside Sao Paulo:** 4-6% of the LD market

... this would mean nearly doubling LD revenues in 2002


Total LD revenues
R$ Million
1,110
1,800-2,000
LD Revenues 2001
Sao Paulo
Outside Sao Paulo
LD Revenues 2002

- **New long distance opportunity will be EBITDA positive already in 2002, with an EBITDA margin of ~20%**
- **The total CAPEX requirements for 2002 are ~ R$ 90 million**

Note : Market Share figures related to 2002 average



TeleSP will also continue its profitable broadband growth


ADSL lines/LIS (%)
4.3%
1.2%
1.5%
2.2%
1.6%
0.5%
DT
FT
TI
TdE
TeleSP
BT


ADSL lines ('000)
~2.000
~500
~410
~375
~200
~110

2002 priorities

- Current TeleSP's **target market** includes:
  - ✓ 850,000 SMEs and SoHos
  - ✓ 1.2 million high-income homes
- Emphasize **self-installation kits** (reducing OPEX)
- Promote **upgrades to faster speeds**, particularly in SME segment (increasing ARPU)
- **Evolve Speedy from "access" to "solution"** providing complete set of content and services
- **Focus on SME segment** with specific products (Viacorp, VPN, hardware, ...)

In addition, traditional business will also experience remarkable growth



Total revenues
R$ Million


ADSL, LD, data, others
Traditional business
9,136
1,944
7,192
~23%
~48%
~16%
10,900-
11,600
2,700-
3,000
8,200-
8,600
2001
2002

- Full contribution of 2001 **new adds**
- Contractually established **tariff rebalancing**
- Increase in **fixed to mobile traffic** (15-20% expected growth in mobile customer base)
- 36% increase in **VAS revenues** in 2002 (call forwarding, conference call, caller ID ...)
- Increased commercial effort in **SMEs**

Telefónica

... while CAPEX gets significantly reduced





TeleSP CAPEX/sales
(Percentage)


49
-65%
15-17
11-13
2001
2002
2005

CAPEX distribution
(Percentage of total CAPEX)


LD
Broadband
Traditional
3-5
7-9
2-4
30-32
2001
2002
2005

- Important reduction in overall CAPEX after achievement of “metas”
- Broadband CAPEX gradually assuming an important share of the investments
- Very moderate CAPEX for long distance services, leveraging Telefónicas’s existing assets (Emergia)

FCF change from € -139 Million in 2001 to ~€ +1,200 Million in 2002

Telefónica

Content

- T-Latam: delivering solid performance in our four operators
- Priorities for 2002
  - Manage Argentinean crisis
  - Capture growth in Brazil
  - **Consolidate performance through active regional management**
- Financial projections: strong cash performance
- Summary

Telefónica

T- Latam's management structure provides both flexibility and tight control

Local management

- Empowered CEOs and local managers
- Local perspective on market and on evolution of competitive environment
- Focus on local level performance

Corporate Center

- Lean corporate staff (67 people in 2001)
- Tight control on critical elements, e.g. CAPEX
- Integrated perspective
- Definition of regional agenda

T Latam management

Regional initiatives

- Local and corporate managers
- Driver for capturing regional synergies
- Task-force, initiative oriented
- Forcing device for local managers to adopt regional mindset

Group initiatives

- CSCs
- Broadband/ADSL product development
- T Data vs wireline
- Purchasing
- Systems

Priorities going forward are:
(1) preserve CASH through a strict CAPEX discipline

T Latam Capex*
Million € 2001


-60%
3,281
3,022
1,200-
1,300
2000
2001
2002
2005
CAPEX/
Sales
32%
31%
13-15%
11-13%

- Continue with a strict, **centralized CAPEX discipline** defined by:
  - **homogeneous evaluation criteria**,
  - tight top **management control** and
  - **flexibility** to respond to economics shifts
- **Maintain CAPEX/Sales** level in the long term
- Increasing CAPEX devoted to **broadband**

*Considering devaluation of Argentinean pesos (Exchange rate after devaluation 1USD = 2.0 Pesos)

Telefónica

...(2) continue aggressively reducing costs...

	Comprehensive regional projects...	...already delivering results
Network OPEX	• **Network cost optimization** setting a common model base on: – Extension of best practices – Processes redesign and automation – Productivity improvement – Outsourcing • Network OPEX / line down by 24% in 3 years	• Initiatives launched during 2002 will already achieve reduction in network OPEX/line of 7-9% in in 2002
ATIS	• Implementation of a **common billing, collection and customer care system** • Direct savings from – IT development and maintenance – Billing, back-office and call center cost-efficiency • Enabled benefits in marketing and sales activities	• Basic version of billing and client service already working in CTC • Successive updates throughout the year incorporating full functionality

Telefónica

.. (3) preserve leadership with focused commercial efforts

Maintain market share leadership

- Conduct focused, profitable ADSL expansion
- Extend successful products/practices
- Leverage customer knowledge for product/ service development
- Improve sales force and call center effectiveness
- Leverage presence, brand and services from other Telefonica's affiliates

Broadband growth


ADSL LIS ('000)
CAGR ~50%
246
2001
2005
ADSL Revenues (Mill € 2001)
CAGR ~80%
52
2001
2005

Example of practices to extend: growth in LD market share in Chile through new products

Plan SLM
Residential plan for DLD calls based on semi flat fee structure


Market share
36%
38%
00
01
DLD Revenues (year variation)
-14%
23%
00
01

Telefónica

.. (4) capture further growth opportunities in the region



- Expand to other regions/countries in Latin America
- Leverage scale in increased wireline and Internet penetration

Telefónica

Content

- T-Latam: delivering solid performance in our four operators
- Priorities for 2002
  - Manage Argentinean crisis
  - Capture growth in Brazil
  - Consolidate performance through active regional management
- **Financial projections: strong cash performance**
- Summary

Good aggregated operational prospects for 2002

Million €2001 (Argentinean peso 1:1)


T Latam Revenues
CAGR
9/11%
7/9%
10,137
2001
2002
2005
T Latam EBITDA
CAGR
5/7%
7/9%
5,163
2001
2002
2005

Million €2001 except for Argentinean peso (2:1)


T Latam Revenues
CAGR
-3/-5%
7/9%
10,137
2001
2002
2005
T Latam EBITDA
CAGR
-6/-8%
6/8%
5,163
2001
2002
2005

- 2002 financial perspectives hurt by devaluation of Argentinean peso
- However beyond 2002, T Latam's results are expected to grow

Telefónica

CAPEX will decrease significantly from this year on

- Major investments in infrastructures have already been made
- Marginal investments required for growth except for broadband
- Encompass CAPEX level with local cost of capital
- Improve ROIC


CAPEX/sales (%)
Brasil
49
15-17
11-13
Argentina
15
5-6
11-13
Chile
16
13-15
11-13
Perú
14
10-12
11-13
2001
2002
2005
T Latam
31
13-15
11-13
2001
2002
2005

Telefónica

As a result, we see FCF nearly doubling in 2002


Operating FCF 2001
Million €
739
-139
283
318
1,201
TASA
TeleSP
CTC
TdP
FCF 2001
Operating FCF 2002*
Million €
2,100-
2,400
TASA
TeleSP
CTC
TdP
FCF 2002

*Considering devaluation of Argentinean pesos (Exchange rate after devaluation 1USD=2.0 Pesos)

Content

- T-Latam: delivering solid performance in our four operators
- Priorities for 2002
  - Manage Argentinean crisis
  - Capture growth in Brazil
  - Consolidate performance through active regional management
- Financial projections: strong cash performance
- **Summary**

Summary

- The clear leader in the region
- Good results in 2001 despite the economic turmoil
- Fit to manage the crisis in Argentina
- Strong position to capture growth potential in Brazil
- Continuing regional efforts to improve efficiency
- Solid FCF generator

Telefónica

Item 4

Telefónica Data



Second Investor Conference

March, 2002, Seville

Eduardo Caride

Executive Chairman of Telefónica Data

Telefónica Data

Creating value for our Corporate Customers

Telefónica Data

Safe harbour

This presentation contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this presentation and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activities and situation relating to the Company .

Such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward looking statements as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica´s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company´s Annual Report on Form 20-F as well as periodic filings made on Form 6-K, which are on file with the United States Securities and Exchange Commission.

Telefónica Data

Content

- **2001 Commitment´s in a challenging environment**

- Reorientation of our Business Model

- Achievements to date and strategic priorities looking forward

- Summary of commitments moving forward

Telefónica Data

Financial results for 2001 were below expectations

		RIO 2001 (E)	2001	%	
Revenues	Incumbent Spain + LatAm	1,226 M€	1,228 M€	100%	✓
	New Entrant LatAm	64 M€	43 M€	67%	X
	New Entrant Europe	807 M€	598 M€	74%	X
EBITDA		176 M€	24 M€	11%	X

- Strong focus on launching:
  - Startup businesses in Brazil (out of Sao Paulo), Mexico, USA, Italy and an International Network ✓
  - Value Added Services : Hosting & ASP and Consulting ✓

Telefónica Data

Slowdown in demand has reduced growth expectations

During 2001, the market has strongly reduced its expectations on the business growth for the coming years recognizing ramp up for demand will take longer than expected

- Steep decline in demand from New Economy Players, last year's most promising segment
- Lower telecom expenditure growth and lengthening of sales cycles due to economic slowdown
- Distressed alternative carriers cut-off from financing
- "Need to sell anything at any price" reduced market prices
- "Flight to Quality" by customers to most sustainable providers

Telefónica Data

Content

- 2001 Commitment´s in a challenging environment
- **Reorientation of our Business Model**
- Achievements to date and strategic priorities looking forward
- Summary of commitments moving forward

Telefónica Data

Moving forward we have repositioned our strategic focus

Situation at Río	Current focus
• Capture the Data Services / VAS growth opportunity leveraging on *massive client base* in domestic markets	• Serve *Corporate Customers offering customized solutions* through specialized sales force in our domestic markets
• Strengthen position from *selective expansion* in new markets: attractive customer bases and focus on Corporate and NEPs	• Turn profitable the businesses in new markets by achieving necessary *scale*, offering packaged solutions to targeted segments
• Leverage *infrastructure* / presence to serve multinational customers	• Leverage our distinctive regional position to *better serve* multinational corporations and boost our international services

Telefónica Data

Markets presence



Europe
America
Incumbent markets
Spain
Argentina
Brazil *
Chile
Peru
New entrant markets
Germany
Italy
UK
Austria
Mexico
USA
Colombia
Uruguay

Leverage the competitive advantage of Telefónica´s wireline operator

Achieve scale as an alternative carrier, concentrating on the most attractive segments and services

* In Brazil Telefónica is new entrant out of Sao Paulo

Telefónica Data

Business model

	Clients	Services	Infrastructure	Growth focus
Incumbent markets	• Large corporations and ISPs	• One stop Shopping • Customized solutions to large corporations	• Own data networks and hosting centers • Use of Telefonica's incumbent backbone and access infrastructure	• **Cross-sell new services (VAS) to current client base**
New entrant markets	• Multinationals within current portfolio • SMEs/ISPs • Telefonica companies	• Complete portfolio of IP services • Packaged solutions (xDSL, VoIP, IP-VPN)	• Own IP networks and hosting centers • Basic infrastructure: – By default, use others – Selectively deploy or acquire depending on managed traffic/ interconnection conditions	• **Acquire new clients** • **Increase revenues per client**

Telefonica Data

Corporate customers require integrated solutions for their various needs


Need of voice communications among employees and third parties
Voice
Need to handle huge volumes of information and make it available to third parties
Hosting
Corporate Customer
Data Communications
Need to connect computers to share information
Internet Access
Integrated Solutions
Need to access internet content & email
Need for customized solutions for their particular needs

We are a "One Stop Shopping" solution provider for our customers to deal with the IT and Telecom technological convergence

Telefónica Data

Repositioning of our focus in the new environment

Incumbent markets

- Focus on large corporate customers
- Reputation of high-quality advanced solutions
- Increased emphasis on efficiency
- Close relationship with Telefonica's Wireline Operators

New entrant markets

- Focus on achieving critical scale in most attractive segments and markets
- "Pragmatic" growth based on local market environment
- Speed-up of "path to profitability"

+

- Increased focus on efficiency
  - Lean Corporate Center
  - Leverage shared services from Telefonica's Group
  - Unification of IT platform
- Leverage regional footprint to serve global/regional accounts

Telefónica Data

Content

- 2001 Commitment´s in a challenging environment
- Reorientation of our Business Model
- **Achievements to date and strategic priorities looking forward**
- Summary of commitments moving forward

Telefónica Data

2001 pro forma financials

€ Millions



CAGR
Revenues
1,442
1,850
28%
EBITDA
108
24
-78%
2000
2001
CapEx
459
427
-7%

- Significant revenue growth
- Growth efforts in start-up operations significantly impacted EBITDA
  - Italy
  - Mexico
  - US data center
  - International Network
- Overall containment of CapEx

Telefónica Data

Contribution to results by market type

Percentage



New entrant markets
Incumbent markets
100
100
29
34
71
66
Revenues 2000
Revenues 2001
Annual Growth
EBITDA margin (2001)
59%
-10%
23%
15%

- Significant revenue growth
  - Steady growth in incumbent markets (especially LatAm)
  - Increase in new markets contribution to the total revenue
- Overall EBITDA impacted by increasing share of revenues from new entrant markets where operations are in start-up phase

Telefónica Data

High quality revenues

2001. Percentage



Revenue source
100
Wholesale
0
Internet traffic & access to ISPs
20
Retail
80
Product mix
100
6
Equipment
4
Telephony
6
Solutions
3
Hosting/ASP
81
Data and Internet*

High quality of revenue mix

- **Portfolio based on managed services**
- **Retail client focus**
- **Low exposure to voice revenues**

* No Voice nor leased lines

Telefónica Data

Our strategic priorities moving forward

1. Strengthen leadership in incumbent markets by increasing share of wallet
2. Complete expansion to main Latin-American markets
3. Make profitable the European expansion ventures
4. Ascend in the value chain into higher margin and stronger loyalty impact services
5. Capitalize our distinctive regional position to better serve multinational corporations and boost our international services

Focus on profitability through operating efficiency, CapEx management and effective know-how transfer among geographies

Telefónica Data

Pro forma results in incumbent markets

€ Millions



Spain
LatAm Incumbent*
Revenues
14%
699
797
2000
2001
42%
303
431
2000
2001

- Substantial revenue growth even in most mature markets (Spain)
- Sustained leadership/market share in corporate data services in Spain (~75%) and increasing market share in Brazil/Sao Paulo (30%)

* Argentina, Brazil, Chile, Peru

Telefónica Data

Pro forma results in incumbent markets

€ Millions



Spain
LatAm Incumbent*
Revenues
EBITDA
EBITDA Margin
14%
699
797
155
155
0%
2000
2001
22%
19%
-3pp
42%
303
431
15
31
106%
2000
2001
5%
7%
+2pp

- Flat EBITDA in Spain due to pricing pressure and launch of new businesses (hosting/ASP)
- Expansion of EBITDA margins in Latin America
- Significant wholesale revenues generated to Telefónica´s fixed line operators (2nd largest wholesale client)

* Argentina, Brazil, Chile, Peru

Telefónica Data

Capex adjustments in incumbent markets

€ Millions



Spain
-15%
118
88
2000
2001
LatAm Incumbent*
-14%
167
143
2000
2001
CapEx/
Revenues
17%
11%
55%
33%

Significant CAPEX rationalization under way

* Argentina, Brazil, Chile, Peru

Strategic objectives in Brazil

	Competitive platform	Strategic objective
In Sao Paulo	• 30% market share: – Retail revenues coming from data products – Top corporations • Complete portfolio of services • Broad commercial capillarity	• **Achieve leadership in all corporate segments** • **About 45% market share by 2005**
Out of Sao Paulo	• National license since March 2002 • ITAU national infrastructures and business • 1 PoP deployed in Rio and 7 additional PoPs in installation phase in 7 other cities	• **Serve the global needs of Sao Paulo corporations and capture additional business on SMEs** • **About 25% market share by 2005**

Telefonica Data

2001-2005 financial projections in incumbent markets

	Spain	LatAm Incumbent
Revenues	9-13% CAGR	15-19% CAGR
EBITDA	10-14% CAGR	35-40% CAGR
EBITDA Margin	18-22% by 2005	11-15% by 2005

Strategic priorities

- Reinforce leadership in all incumbent markets
- Increase loyalty and revenues per client through :
  - Integrated advanced solutions leveraging broadband access (eBA)
  - Specialized sales force by industry
- Reduce operating expenses and CapEx to improve ROIC
- Leverage incumbent wireline operator network and commercial activity

Telefónica Data

Our strategic priorities moving forward

1. Strengthen leadership in incumbent markets by increasing share of wallet
2. Complete expansion to main Latin-American markets
3. Make profitable the European expansion ventures
4. Ascend in the value chain into higher margin and stronger loyalty impact services
5. Capitalize our distinctive regional position to better serve multinational corporations and boost our international services

Focus on profitability through operating efficiency, CapEx management and effective know-how transfer among geographies

Telefónica Data

*Pro forma results in Latam new entrant markets**

€ Millions



Revenues
82%
24
44
2000
2001
EBITDA Margin
9%
-70%

- Strong revenue growth
- Negative impact on EBITDA of launch of new ventures
  - Mexico
  - USA
- Slump of Colombia's overall profitability

* Colombia, Mexico, Uruguay and USA

Telefónica Data

Complete expansion to main Latin-American markets to consolidate regional player role

	Competitive platform	Strategic objective
US based operations	• Mission critical data center in Miami interconnected to Telefónica's Latin-America operations over the Telefónica´s international backbone • Interconnection agreements in the US	**Capture Latin-American multinational business of US corporations** • Target large corporations requiring integrated advanced telecom solutions in diverse Latin American countries • Provide remote hosting services for Latin American companies
Mexico	• Network upgrade to multi-service level and IP protocol • Value Added Services over IP • Initial portfolio of large customers of T-Data	**Capture large accounts and strongly reduce interconnection costs to achieve positive returns** • VPN solutions to outsource the private networks of large corporations • Leverage business opportunities with/from other Telefónica Companies • International traffic to US and Miami remote hosting

*Financial projections: Latam new entrant markets**

2001- 2005 projections



Revenues
EBITDA
EBITDA Margin

Revenues	50-60% CAGR
EBITDA	Break even by 2003
EBITDA Margin	12-16% by 2005

Strategic priorities

- **Complete regional footprint**
- **Compete aggressively in selected markets**
- **Expand aggressively in value added services (especially hosting)**

* Colombia, Mexico, Uruguay and USA

Our strategic priorities moving forward

1. Strengthen leadership in incumbent markets by increasing share of wallet
2. Complete expansion to main Latin-American markets
3. Make profitable the European expansion ventures
4. Ascend in the value chain into higher margin and stronger loyalty impact services
5. Capitalize our distinctive regional position to better serve multinational corporations and boost our international services

Focus on profitability through operating efficiency, CapEx management and effective know-how transfer among geographies

*Pro forma results in Europe´s new entrant markets**
€ Millions


57%
598
380**
Revenues
2000
2001
EBITDA Margin
1%
-5%

- Strong revenue growth
- Negative impact on EBITDA due to launch of Italian operations

* Germany, Italy, UK and Austria
** Includes € 318 M from Mediaways 2000 pro forma

Telefónica Data

Priorities for Germany, our major new entrant initiative in Europe

- **IP infrastructure providing broad coverage and latest value added services for a small investment**
  - 2nd Nationwide IP Network
  - No fiber hauls owned
  - 270 Pops (planning to go up to 475) ensuring most favorable interconnection rates
  - ~250,000 ports
- **One-stop solutions for ISPs**
- **Complete portfolio of corporate services**

By end 2001, 2nd largest narrow-band access provider and carrier of switched online minutes (35% market share) ...

...but requiring to achieve broadband capabilities to sustain its competitiveness in the near future

Telefónica Data

Achieved broadband capabilities through HighwayOne acquisition



Service offering
Broadband
Narrowband
Media Ways + Highway One
Highway One acquisition
Media Ways stand alone
Corporations/ ISPs
SMEs
Client segment

Deal Rationale

- Become most attractive alternative to DT for broadband solutions to corporate segments
- Protect Internet traffic business
- Shorten time to market in strategic service

Telefónica Data

*Financial projections: Europe new entrant markets**

	2001- 2005 projections
Revenues	25-30% CAGR
EBITDA	Break even by 2003
EBITDA Margin	11-15 % by 2005

Strategic priorities

- Selectively attack customer segments and geographies using cost competitive IP infrastructure
  - Concentrate on profitable bundling of voice and data products
  - Focus on SMEs and ISP
  - Capture corporations as second growth lever (IP-VPNs)
  - Leverage indirect channels
  - Selectively deploy/acquire infrastructure
- Capture significant market share in each country to achieve positive returns

* Germany, Italy, UK and Austria

Our strategic priorities moving forward

1. Strengthen leadership in incumbent markets by increasing share of wallet
2. Complete expansion to main Latin-American markets
3. Make profitable the European expansion ventures
4. Ascend in the value chain into higher margin and stronger loyalty impact services
5. Capitalize our distinctive regional position to better serve multinational corporations and boost our international services

Focus on profitability through operating efficiency, CapEx management and effective know-how transfer among geographies

Telefónica Data

Significant progress to date has been achieved



Switching & Data Services
Hosting & ASP solutions
eBusiness consulting & systems integration

Status

Hosting & ASP solutions:
- 10 data centers and 16 collocation sites interconnected by Telefónica backbone
- Complete service portfolio
- Blue chip customer base

eBusiness consulting & systems integration:
- Outsourcing and consulting services in several countries
- Leverage internal resources from Telefónica Sistemas

Revenues



247 %
19
66
2000
2001
3% of total revenues
29%
90
116
2000
2001
6% of total revenues

Increasing presence in high value added services (9% of total 2001 revenues)

Telefónica Data

Competitive hosting – ASP offering

Partnership agreements

- Service Providers
  - Akamai
  - Globix
  - Verisign
- Systems integrators
  - Accenture
- Technology providers
  - Cisco Systems
  - HP
  - Microsoft
  - Oracle
  - Sun

Deployed services

- Housing
- Storage
- Shared hosting
- Dedicated hosting
- Remote hosting
- Digital certificates
- Content streaming
- Content delivery
- Managed services
- Application services platforms

Main reference clients

- Addeco
- Ahold
- AOL
- Banco Popular
- Barclays Bank
- BBVA
- Bradesco
- Canon
- Compuserve
- Der Spiegel
- Eli Lilly
- Eroski
- Fiat
- Iberia
- Pixelpark
- PriceWaterHouse Coopers
- Mc Donald's
- RTVE
- RTL
- RBA Ediciones
- Scopus
- UPS
- Varig
- Versum
- Visanet

- Admira
- Atento
- Telefónica
- Katalyx
- Terra-Lycos
- T Móviles

Telefónica Data

Systems integration capabilities



Telecom and hosting components become increasingly important as corporations externalize their IT solutions

Deployed services

- Telecom-IT networks
- Outsourcing
- Call centers
- Internet applications design and development
- Intranets/extranets
- Application services hosting and management
- CRM
- ePayments
- E-Procurement
- E-Learning
- Security and certification

Integrated solutions

Main Reference Clients

- Adquira
- Aena
- Banco Popular
- BBVA
- CaixaCataluña
- Cruzcampo
- Falabella
- Fiat
- Iberia
- Itaú
- Renault
- Spanish Defense Ministry
- SCH
- Terra
- Visanet

Telefónica Data

Providing integrated solutions across the entire value chain to increase share of wallet



Switching & Data Services
Hosting & ASP solutions
eBusiness consulting & systems integration
eBA
e-Soluciones de Banda Ancha

- Boost high-capilarity broadband communications and usage of Data Centers
- Develop high value added services
- Reassure reliable solutions and high quality management
- Industry specific solutions

Development of complete, customized, "end-to-end", industry-specific solutions for corporations
- **To help customer increase efficiency in their own businesses**
- **To capture larger part of corporate communication expenditures**

Telefónica Data

Financial projections: value added services

	Hosting/ASP	Solutions
Revenues CAGR 2001-2005	70 – 80 %	20 – 25 %
Share of total 2005 Revenues	13 – 17%	6 - 10%
Strategic priorities	• Consolidate value added services product offering to increase loyalty of our customers • Ensure quick adoption of value added services by clients • Optimize infrastructure utilization	• Increase sector/vertical market focus • Become the "one stop shopping" solution for our customers to deal with the IT and Telecommunication convergence

Telefónica Data

Our strategic priorities moving forward

1. Strengthen leadership in incumbent markets by increasing share of wallet
2. Complete expansion to main Latin-American markets
3. Make profitable the European expansion ventures
4. Ascend in the value chain into higher margin and stronger loyalty impact services
5. Capitalize our distinctive regional position to better serve multinational corporations and boost our international services

Focus on profitability through operating efficiency, CapEx management and effective know-how transfer among geographies

Telefónica Data

Strategic priorities and progress to date in global customers and international services

	Commercial Focus	Progress to date	Objectives 2005
Global customers	• Provide first class service to multinational accounts requiring integrated management of their diverse local and international solutions	• Global Account Teams ensure one stop shopping for large multinationals across all geographies • Active accounts generate annual revenues close to 470M Euros	**Reach a portfolio of 120-150 global accounts generating annual revenues of € 650 to 700 M**
Interna-tional services	• Develop international services	• Channel management model with representatives at each local Business Unit • Centralized product development and presale/post-sale engineers unit • 300 customers generating about 35M Euros	**23 - 27% expected CAGR on revenues over international services to 2005**

Telefónica Data

Content

- 2001 Commitment´s in a challenging environment
- Reorientation of our Business Model
- Achievements to date and strategic priorities looking forward
- **Summary of commitments moving forward**

Telefónica Data

Summary of our financial projections

	2001 Results	00-01 Change	2001-2005 growth projections
Revenues	1850	28%	**18-22% CAGR**
EBITDA	24	- 69%	**over 90% CAGR**
EBITDA Margin	1%	- 6 p.p.	**13-17% by 2005**
CapEx	€ 427 M	- 7 %	**€ 300-350 M***

* Annual average

Note: Financial highlights presented for the four geographies don't add-up to the financials presented for the Telefonica Data line of business due to operating costs of the corporate center and adjustments & inter-company operations

Telefonica Data

Our levers to accomplish these objectives

- Focus on specific market segments
- Improve quality of revenues by offering higher margin value added solutions
- Capitalize on our distinctive regional positioning to multinationals in Spain and LatAm
- Increase operating efficiency
- Reduce learning curve experience by efficiently transferring know-how across borders
- Benefit from Telefonica Group's financial strength

Telefonica Data

Telefónica Data

Creating value for our Corporate Customers

Telefónica
Data

Telefónica

Data

Item 5

Telefónica



Second Investor Conference

March, 2002, Seville

Eduardo Caride
Executive Chairman of Telefónica International Wholesale Services

Telefónica International Wholesale Services

Generating value by leveraging Telefónica Group's international assets and strengths

Telefónica

Safe harbour

This presentation contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this presentation and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activities and situation relating to the Company .

Such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward looking statements as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica´s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company´s Annual Report on Form 20-F as well as periodic filings made on Form 6-K, which are on file with the United States Securities and Exchange Commission.

Content

- **A new initiative**
- Context and market approach
- Emergia results during 2001
- Financial commitments and summary

Telefónica

Telefónica International Wholesale Services

Become one of the world leaders in the telecom wholesale business, particularly Spanish & Portuguese speaking countries

- Will manage all international voice, data, and capacity services and the networks that support them
- A new initiative to compete actively in the carriers' carrier market
- Manages every element of the business: commercial, network, legal & regulatory, finance, and administrative
- Concentrates Telefónica's international resources of Spain, Argentina, Brazil, Chile, Perú, Central America and USA
- Handles internationally 7.8bn minutes of voice, 25 Gbps of IP traffic and 35 Gbps of capacity
- A "virtual" business unit, not a legal entity

Telefónica

Global objective translated into management priorities for 2002

2002 priorities

- Increase the business volume with carriers
  - broader set of products and services
  - wider geographical coverage



€ 40MM

- Improve return on assets
  - operative efficiency
  - rationalize overlapped or obsolete



€ 20MM

- Reduce cash out
  - minimize capex
  - increase interchange of products



€ 40MM

Telefónica

Content

- A new initiative
- **Context and market approach**
- Emergia results during 2001
- Financial commitments and summary

2001 has been a tough year for the telecom sector, especially for the data transmission business

Short term prices plunge...

- Lower growth:
  - Steep decline in demand from NEPs
  - Telecom expending decline and cutback from corporations due to economic slowdown
- Distressed global carriers cut-off from financing
- Desperation for cash

...but growth continuous due to broadband and IP

- Definitive take-off of residential and SMEs BB demand (xDSL)
- Growing IP services demand: VPN-IP, VoIP
- Reassurance of hosting/ASP services long-term growth potential

...and the situation varies across geographies

- Demand/supply balance
- City-to-city connectivity

- **Capacity can be differentiated, especially on service quality**
- **Need to focus on operating efficiency and asset management**
- **Financial stability becomes an important commercial asset**

Telefónica

Telefónica Wholesale is based on Telefónica's strengths

- **Leading operator in Spain and Latin America**
- **Existing customers base (more than 78 millions) generating large amounts of international traffic (voice and IP) from countries where Telefónica is present**
- **Telefónica's financial strength**
- **Emergia:**
  - Leading provider in Latam
  - Technologically advanced high-capacity network
  - City-to-city connectivity

Telefónica

..., such as voice volume

WORLD RANKING 2000
Million of minutes

Rnk 2000	Rnk 1999	Carrier	2000	1999	Var 00/99 (%)
1	2	WorldCom	14,811	9,795	51.2%
2	1	AT&T	11,204	11,929	-6.1%
3	3	Sprint	5,368	4,844	10.8%
4	4	Teleglobe	5,282	4,646	13.7%
5	7	BT	4,559	4,029	13.2%
6	6	Deutsche Telekom	4,525	4,385	3.2%
7	5	France Telecom	4,393	4,390	0.1%
8	8	Telecom Italia	3,735	3,528	5.9%
9	10	C&W	3,487	2,529	37.9%
10	11	Telefónica	3,067	2,354	30.3%
11	9	Reach	2,732	2,714	0.7%
12	12	Swisscom	2,050	2,259	-9.3%
13	13	China Telecom	2,050	1,950	5.1%
14	14	KPN	1,636	1,625	0.7%
15	15	Singapore Telecom	1,440	1,350	6.7%
16	16	Belgacom	1,278	1,288	-0.8%
17	18	Saudi Telecom	1,195	1,060	12.7%
18	17	Telmex	1,183	1,063	11.3%
19	19	Etisalat (EAU)	1,124	963	16.7%
20	22	Primus	1,083	868	24.8%

Source: Telegeography 2002 & TdE

Rank expected in 2002
4,479 MM minutes
+17.0 %

Estimated rank 2001
3,828 MM minutes
+24.8 %

Telefónica

Telefónica International Wholesale Services' market approach

- Voice
- IP/Data
- International capacity


Services

- Focus on Latam and Spain


Geography

Telefónica International Wholesale Services


Clients

- 150 International carriers


Assets

- Latinamerican international backbone (Emergia)
- Telefónica Data international service infrastructure
- International wholesale business of Telefónica's wireline operators

Telefónica

Leveraging Telefónica's comprehensive set of products and services, unique in Latam,...

	VOICE	IP / DATA	CAPACITY
Products	• Termination services • Transit services • VoIP	• IP transit	• City-to-City capacity • Access network • Co-location
2001 Revenues (1)	€ 501MM	€ 32 MM	€ 14 MM
2001 Sales	7.8bn minutes	25 Gbps	35 Gbps
Estimated Mkt Shares			
• Europe	4 %	5 %	1 %
• Latam	18 %	14 %	25 %

- All figures are actually included in the Income Statement of every wireline incumbent operator, T-Data, and Emergia

Telefónica

...and its international assets


emergia

- Significant client base
- High standard of service recognized by clients and competitors
- Benefits Telefónica Group's companies by providing top quality brodband capacity at highly competitive prices
- Established and recognized brand name



SATELLITE

- Communication centers: 5
- Antennas: 54

NODES

- Voice: 24 (7 VoIP)
- Data: 30
- Capacity: 13

SUBMARINE CABLES

- TEF's countries: 17 cables
- Not TEF's countries: 45 cables
- Emergia represents 93% of total cable capacity

Telefónica

Content

- A new initiative
- Context and market approach
- **Emergia results during 2001**
- Financial commitments and summary

Telefónica

In this context, Emergia has been able to deliver financial results better than expected

2001. Millions of Euros


emergia

Million euros	*2001*	*2001/05 CAGR*
REVENUES (1)	14	90/100%
EBITDA (1)	- 60	Positive 2004
NET INCOME (1)	- 182	Positive 2005/06
CASH SALES	110	40/50%
OPERATING CASH FLOW	40	70/80%
CAPEX	195	-5/-10%

- **Network ready for service on April 1st, 2001**
- **100% availability for customers on submarine segments**
- **46% of occupancy by third parties**
- **13% less Capex**

(1) US GAAP

Telefónica

Content

- A new initiative
- Context and market approach
- Emergia results during 2001
- **Financial commitments and summary**

Telefónica

Financial commitments

2001 – 2005 CAGR.

Telefónica International Wholesale Services (1)	
REVENUES (2)	9/13%
voice	2/3%
IP/data	18/22%
Emergia	90/100%

(1) All figures are actually included in the Income Statement of every wireline incumbent operator, T-Data, and Emergia

(2) US GAAP

Telefónica

In summary,

We will leverage Telefónica's international assets and strengths to fully capture the potential of the international wholesale business by

- Increasing business with carriers by an integrated management of international wholesale services
- Concentrating the buy-and-sell of capacity, voice and IP
- Minimizing capex and reducing cash out
- Capturing network and commercial synergies of every Telefónica's international wholesale unit
- Taking advantage of Telefónica's strong retail presence in the region

Become one of the world leaders in the telecom wholesale business, particularly Spanish and Portuguese speaking countries

Telefónica



Telefónica International Wholesale Services

Generating value by leveraging Telefónica Group’s international assets and strengths


Telefónica

Telefónica

Item 6

Telefónica

Second Investor Conference

March 2002, Sevilla


terra
lycos

Joaquim Agut

Executive Chairman of Terra Lycos


terra

Safe harbour

This presentation contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this presentation and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activities and situation relating to the Company .

Such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward looking statements as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica´s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company´s Annual Report on Form 20-F as well as periodic filings made on Form 6-K, which are on file with the United States Securities and Exchange Commission.

Telefónica

terra lycos

Index

Telefónica


terra
lycos

New Market Environment

Telefónica


terra
lycos

New Market Environment

Market has changed !
New things are happening very fast...


NASDAQ Evolution

Internet boom

- Very good macroeconomic scenario
- Questionable profitability models
- Easy financing... lots of Newco's
- Strong advertising market, specially on-line
- Huge e-Commerce growth expectations
- Focus on growth through free services (page views, subscribers, users,...)
- Weak management processes

Face reality

- Difficult macroeconomic scenario
- Migration from free to pay
- Focus on customer needs to drive growth
- Achieve profitability through revenue diversification and cost management... $ adv. not enough
- Consolidation of "big players"
- M&A: from pure geography expansion to product/technology/market niches
- Solid "old economy" management processes

... a new approach is needed to achieve profitability

Telefónica

2001-03 Internet market overview

- Internet Population will grow to **448 Million**
- Wireless Internet Population will reach **183 Million**
- Broadband subscribers will reach **58 Million**
- Online Advertising revenue will reach **US$ 23 Billion**
- Wireless Commerce revenue will reach **US$ 80 Billion**
- E commerce revenue will reach **US$ 1,779 Billion**



Worldwide Internet Population, 2001 & 2003
448M
X 1.4
2001 2003
North America 105 125
Europe 76 100
Asia 111 186
Latin America 22 37



Online Advertising Revenue, 2001 & 2003
B23$
X 2.1
2001 2003
North America 7.6 15.4
Europe 1.5 3.8
Asia 0.9 2.6
Latin America 0.3 1



E-Commerce (B2B+B2C) Revenue 2001 & 2003
B1779$
X 3.3
2001 2003
North America 391 1099
Europe 68 416
Asia 76 225
Latin America 10 39



Wireless I-net Users 2001 & 2003
183M
X 8.9
2001 2003
North America 0.3 37.5
Europe 0.9 68.4
Asia 15 67.4
Latin America 0.01 9.5



Wireless Commerce* Revenue 2001 & 2003
B80$
X 5.6
2001 2003
North America 3.82 19.22
Europe 4.19 30.08
Asia 5.98 28.06
Latin America 0.26 2.92



Broadband Residential Subscribers 2001 & 2003
58M
X 2
2001 2003
North America 16.9 29
Europe 5.27 15.82
Asia 6.6 11.8
Latin America 0.35 1.35

Sources: Emarkter, Ovum and analysts estimates

All numbers showing a very attractive market

Telefónica


terra
lycos

Business Model and Strategy

Telefónica


terra
lycos

Internet evolution: business model enhancement

Advertising-based biz model

Subscription-based biz model

Yesterday

Model	Yesterday	P&L VOL$	P&L GM%	
Portal	Media	+++	+++	ad $ / Dot.com
Portal	eCom	+	+	
Portal	CSP	- - -	- - -	All free
ISP	CSP	- - -	- - -	All free
ISP	IAP	++	- -	High % free

EBITDA <0

Today/Tomorrow

Today/Tomorrow		P&L VOL$	P&L GM%	
New Media		++	++	ad $ IMS $ / B&M
New Media		++	+	
CSP	Portal	++	++	Partially paid
CSP	Access	+++	+	Partially paid
IAP	Conec.	+++	+	Narrow Band
IAP	Conec.	+++	+	Broad Band

EBITDA >0

ISP: Internet Service Providers, CSP: Communication Service Providers, IAP: Internet Access Provider

From free to pay: achieving profitability


Telefónica

A new approach was needed: leading to our strategy

Our goal is to combine client success, profitability and growth together with being the most visited internet site in the world


Audience
Traditional Internet
Internet as a Channel
Customers
From just an advertising model to full Integrated Marketing Solutions
From connectivity (IAP) to full added value Comm. & Services Provider (CSP)
FINANCE
WIRELESS
AUCTIONS
AUTO
CONVENIENCE
TECHNOLOGY
CUSTOMER
E-LEARNING
TRAVEL
E-RECRUITING
FOOD
REAL ESTATE
+
Buying frequency
-

- Leverage on Internet continuous growth - users & usage - to drive ad$ up.
- Client driven (CRM) to expand and improve product portfolio and applications to consolidate and penetrate new market segments.
- Migration from free to paid quality services leverage ADSL/BB
- Rigth global and local balance to achieve efficiency: revenues - costs - profitability

Focus on profitability through quality services

Leverage TL users base and strategic partners know-how and infrastructure

Strategy focused on profitability suiting client needs through services and content monetization

Telefónica

terra lycos

Integrated Marketing Solution (IMS): $ Advertising market focus


Content Development
Content for promotions
Contextual products
Special content
Direct Marketing
By mail
Users data bases
Targeted audiences
Advertising
Rich Media
Multiplattform (Wireless, WAP, PDA)
Off line (TV, press, external advertising)
Marketing tracking (Opinion minders)
E-commerce
Allied Stores
On line Sales
Catalogue sales
Unilever
Beauty Channel Content
Rich Media Campaigns
Audience Profile:
demographic
psycographic

Satisfying clients through a complete and efficient integrated marketing solutions offer

Telefónica

terra lycos

Client driven

- Launching new and redesigned products matching client expectations
- Maximize revenues through OBP Model (products and bundlings)
- Standard process across geographies and Business Units



CLIENT:
Visitor/ User
Subscriber
Advertiser
Merchant
Transactional
Partner
Access Connectivity
Comm Serv.
IMS
E-comm
CRM Engine
Media/ Portal Subs
Media/ Portal Open
Verticals
$ -
OBP Products

Ongoing CRM process to know client expectations to deliver right product offering

Telefónica

terra lycos

The OBP Model: evolve from free to paid



Access Connectivity
Comm Serv.
IMS
E-comm
OBP Products
Verticals
Media/ Portal Open
Media/ Portal Subs
CRM
Engine

One offering strategy across



PROFITABILITY
Open
Basic
Premium

+



Pay Per View/Use

	Free Trial	Subscription Based	Subscription Upgrade
DESCR.	The content/service is open to every single user	The content/service is only for TL customers who have signed-up	The content/service is only for TL users who have signed-up and pay
GOAL	Facilitate trial to generate traffic and get ad & e-com revenue	Generate a subscription-based business	Generate a profitable user relationship (leverage on CRM) and a higher ARPU

Pay-per-use or Pay-per-view or more subscription or registration across offering

Every service component is designed according to CRM to respond to different levels of service and profitability

Telefónica


terra
lycos

An OBP example: ADSL Plus in Spain

One offering strategy across


Open
Basic

Free Trial


marie claire

Subscription-based

€42

CSP → VIRTUAL DISK, DOMAIN, 5 E-MAIL ADDRESSES, 10 Mb. PERSONAL PAGES

IAP → 128 k upstream, 256 k downstream


marie claire

Subscription upgrade

OTHER CSP's
- Voice over IP
- Videoconferencing
- Dataconferencing
- Voice chat
- Photo album
- Dating
- Financial
- etc...

Telefónica

OBP products: subscription based examples



terra lycos
Tá Lotado?
Disco Virtual
8.90 R/M
Terra Personal Premium
Antivirus Terra: ¡Rastrea, detecta y elimina!
23.91 P/M
Terra Plus
13.57 - 153.10 R/M
ADSL Plus
42 € /M
dominios
.com
.net
.org
€ Bundle
fotos
Terra LIBRE
El servicio de acceso a internet de Terra sin pagos fijos mensuales
Price per Minute
8.90 R/M
¿Quieres estar conectado a Internet y recibir llamadas al mismo tiempo?
23.91 P/M
LYCOS ANYWHERE
4.95-29.95 $/M
4.95 $/M
tripod
matchmaker.com
Angelfire
4.95 $/M
25 $/M
FINANCE powered by QUOTE.COM
0 - 199.95 $/M
Terra PROFESIONAL
24.01 P/M
45 - 300 P/M
infosel financiero
Terra NEGOCIOS
edi
Per project

P - Mexican Peso, R - Brazilian Real, € - Spain, $ - USA

In addition to today's reality, there is a clear and defined product roadmap plan by country (cross selling & globalization)

The OBP Model: 2001 performance

Subscribers Growth


Access & Portal
12%
55%
4,2 M
4,7 M
Paid
Free
1,1
3,1
1,7
3,0
2000
2001

Monthly ARPU Growth


Access
12%
€4.3
€4.8
ARPU (free + paid)
40%
€11.7
€ 16.3
ARPU (paid)
2000
2001
2000
2001

Subscription Paid Revenues (% €)


Access & Portal
35%
26%
35%
42% in
Q4 01
2000
2001

OBP Media Revenues (% €)


Portal
N/M
6 %
2000
2001

OBP Model started paying off


terra
Lycos

The OBP Model : 2002 access and services priorities


Components of
ISP offer
CSP
IAP


Communication Services Provider
E-mail
Personal pages
Virtual Disc
Data conf.
Videoconf.
Agenda
Contact list
Chat
Instant Messaging
VoIP
Voice Chat
Photo Album
etc


RTB
ISDN
ADSL
other
Traditionally, telcos industry
Cable, DTH, TDT
Traditionally, TV industry
GSM
GPRS / UMTS
Traditionally, wireless industry
PDA
New industry

New Access Product Strategy

- Transition from connectivity to "get connected"
- CSP's recurring revenue growth
- Access connectivity bundling with CSP's (NB/BB) and Media (BB) to drive monetization $ up
- Keep improving cost to grow GM %

New Segments and Markets

- SOHO, SME & Corporations
- CSP for U.S. and other non ISP countries

High Innovation & Quality CSP´s to gain, retain and develop clients loyalty


Telefónica



The OBP Model: 2002 media priorities

$ Growth Drivers

$ Advertising
- IMS - Integrated Marketing Solutions deployment
- New advertising formats to increase client´s productivity (Rich Media)
- Sales force productivity to improve sales efficiency

$ OBP User
- Entertainment (games, dating, music)
- Infosavings (finance, auto, education, travel, real estate)
- New Segments (SOHO, SME, Corporate)

Telefonica Group Synergies
- Product innovation leadership to grow customer base
- IP solutions for the Group
- Audience recirculation: Group´s loyalty development

$ Cost Drivers
- Content acquisition cost optimization

$ Efficiency
- Global operational model
- Buy vs. Make
- Central vs. Local

High Innovation & Quality are the critical differentiating success factors



terra lycos

Strategic partners and alliances

Telefonica

BBVA

Bell ActiMedia

LYCOS Europe

SingTel

Mirae



AMADEUS

Welcome to
Sumitomo Corporation

Bertelsmann

Unilever

VISA

FOX.com

ebY
The World's Online Marketplace™

IBM

CheckM8
Dynamic Web Solutions

Telefonica

Strategy empowered through Telefónica Group synergies



terra lycos
TRLY as supplier of the Group
Business Drivers
TRLY as client of the Group
Telefónica
Wireline in Spain
Telefónica
Wireline in Spain
Telefónica
Móviles
Telefónica
ADMIRA
Telefónica
Móviles
Telefónica
ADMIRA
Telefónica
Telefónica
Telefónica
R&D
Telefónica
Access
Communication Services
Content
Sales Force
Distr.Channel
Cust. Service
Advertising
&
Marketing
Technology
Shared Services
Telefónica
Wireline in Spain
Telefónica
Data
Telefónica
Móviles
emergia
Telefónica
Telefónica
ADMIRA
endemol
Telefónica
Wireline in Spain
TPI
ATENTO
Telefónica
TPI
Telefónica
R&D
Telefónica
Telefónica

Group synergies providing outstanding growth and cost efficiency opportunities


terra
lycos

Financial Section


Telefónica

Terra Lycos franchise: I.D.


US
Portal
Lycos # 4
U.S. Hispanics
Portal
Terra #2
Spain
Portal ISP
Terra #1 Terra #1
Reach= 58'6%
Mexico
Portal ISP
Terra #3 Terra #3
Reach= 40'6%
CAM
Portal ISP
Terra #1 Terra #1
Venezuela
Portal
Terra #1
Colombia
Portal
Terra #1
Peru
Portal ISP
Terra #1 Terra #1
Brazil
Portal ISP (Paid)
Terra #4 Terra #2
Reach= 49'1%
Chile
Portal ISP
Terra #2 Terra #2
Uruguay
Portal
Terra #1
Argentina
Portal
Terra #1

- Leading presence in 43 countries - 20 languages
- € 2.2 billion in cash, no debt
- 4.7 million access & portal subscribers; 1.7 million paid
- More than 111 million unique visitors
- Over 500 million page views per day
- Unique powerful strategic partners

2001
Source: *Mediametrix, Nielsen*

Telefónica

terra lycos

Operational data: strong performance

Page Views per day (MM)



350
+43%
500
2000
2001

Powerful inventory to support advertising growth

Subscribers (MM)



4,2
1,1
3,1
+55%
4,7
1,7
3,0
Paid
Free
2000
2001

Growth driven by paid Access and Portal subscribers

Telefónica


terra
lycos

Revenue performance: solid geographic and product mix

Revenue by Geographies

+22 %
€ 571 M
€ 694 M
37 %
63 %
Latam
US
51 %
49 %
2000
2001

Geo-diversification with faster growth in Latam and Spain

Revenue by Product

+22 %
€ 571 M
€ 694 M
24%
76%
Access
Media
35 %
65 %
2000
2001

Product diversification with access driving growth


Telefónica

Growth and profitability: EBITDA performance


Revenues
EBITDA
€ 571 M
€ 694 M
+22 %
€ +123 M
-57%
-33%
+24 pp
€ -323 M
€ +91 M
€ -232 M
2000
2001

Clear path to profitability

terra lycos

Performance since IPO (11/99): growth and profitability

	1999 [1]	2000	2001	Δ 01/99
Revenues (M€)	78.5	571	694	x 8.8
EBITDA %	-109%	-57%	-33%	+76 bp
Subscribers (M)	0.8	4.2	4.7	x 5.3
Page Views (M/Day)	10	350	500	x50
Countries	8	43	43	+35

(1) Non proforma figures

Numbers showing promising progress towards the future

Telefónica

Use of cash 2001: accurate cash management


terra lycos
€ 2.6 B
12/00
€ -99 M
EBTDA
€ -113 M
CAPEX
€ -261 M
M&A +
JV´s
Uno-e
Raging Bull
Iberwap
DeCompras
Other
€ 2.2 B
12/01
CASH= 44%
Share Price
Cash
€ 3.8
EV
€ 4.8
Price per share:
€ 8.6
(28/02/02)

Strong cash position to facilitate future growth opportunities

Telefónica

Stock market guidance


Revenues (Euros M)
2001
A 178
A 180
178
169
170
165
175
170
A 170
177
A 166
165
705
A 694
693
Q1/01
Q2/01
Q3/01
Q4/01
2001
2002
170
160
780
720
Q1/02
2002

- *Growth not helped by market environment*
- *2001: Achieved market guidance revenues*


EBITDA (%)
A -43%
-45%
-50%
A -36%
-36%
-40%
A -29%
-30%
-34%
A -25%
-25%
-28%
-30%
A -33%
-34%
Q1/01
Q2/01
Q3/01
Q4/01
2001
-24%
-27%
-15%
-19%
Q1/02
2002

- *Improving path to profitability*
- *2001: Achieved market guidance EBITDA*

Committment to continue delivering expectations

Telefónica


terra
Lycos

Terra Lycos:
The choice, solid fundamentals

- Consistently delivering growth (+22 YoY) and improving profitability (+24pp YoY) in a difficult 2001 market
- New diversified revenue streams (IMS, OBP products, Geographical diversification, multiple market segments)
- Cost management efficiency (€ 103 M cost out in 2001)
- Solid financial position: € 2.2 bn (Dec 01)
- Strong organization: management team and processes
- Global Company with strong local presence
- Telefónica: a unique strategic partner

A key profitable long term player in the industry

Telefónica



terra
lycos

Item 7

Telefónica

Second Investor Conference

March, 2002, Seville

Luis Furnells

Chief Information Officer of Telefónica Group

Safe harbour

This presentation contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this presentation and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activities and situation relating to the Company .

Such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward looking statements as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica´s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company´s Annual Report on Form 20-F as well as periodic filings made on Form 6-K, which are on file with the United States Securities and Exchange Commission.

Telefónica


atis

A key initiative of the Telefónica Group's commitment to Operational Excellence

Telefónica

Key messages

Telefónica Group IT strategy is fully aligned with the Group business strategy. It is based on three key elements:

Focalization on high-value added activities and outsourcing others

Outsourcing has created a **NPV of $219 - 240 million over five years**

Identification / development of "horizontal" group-wide initiatives

ATIS is a single, common billing and customer care platform that will **homogenize business and systems platforms** across LatAm and T-Data

ATIS will create an additional benefit in the region: a **NPV of $210 – 275 million over five years**

Definition of a unified IT management model

ATIS creates the basis for future **consolidation of business processes and IT platforms**

ATIS is not a project on paper, it is a reality

Telefónica



Telefónica Group IT strategy is fully aligned with business strategy

Group strategy

Telefónica, is an **integrated Group** with:

- **Lines of Business (LoB) focused** on homogenous activities
- **Corporate center with executive, high value functions** (e.g. group-wide strategic value, "horizontal" initiatives)
- **Regional model in Telefónica's LatAm wireline operators** facilitated after the reorganization into LoBs

IT strategy

Based on three key elements:

- Focalization on high-value activities:
  - **Outsourcing low-value tasks**
  - **Leveraging on core services** of the Group's LoBs
- Identification / development of "horizontal", group-wide initiatives:
  - Establishing **shared / common IT and processes platforms**
- Definition of a unified management model
  - Enabling **global team-working** & exchanging **IT best-practices**
  - Achieving the **best Consolidation** Model

All these elements enable Telefónica Group to achieve excellence through efficient IT management

Telefónica



Besides the savings already captured by outsourcing in LatAm ...

NPV 2001 – 2005. USD million

Savings already captured

The **LatAm data centers outsourcing** (low-value added tasks) has created a **NPV of $219 - 240 million over five years due to IT costs reduction**


90 - 98
73 - 78
41 - 48
15 - 16
219 - 240
TeleSP
TASA*
CTC
TdP**
Total

(*) Considering the economic impact due to Argentine devaluation

(**) In Final Rush

Telefónica

... additional benefits have been identified





Additional
benefits

- Those additional opportunities are based on:
  - **Business processes and systems platforms homogenization.** This homogenization will establish the foundation for next steps
  - **Business platforms consolidation** on a single location from where providing common services to all operators



To allow business processes and systems homogenization and, later on, consolidation, a single common solution is needed.
ATIS is the solution

Telefónica



Why is ATIS a key initiative?

Telefónica is an integrated Group with a clear group-wide, sustained-growth & profitability strategy and its IT strategy is aligned with it

LatAm operators needed to renew their systems as they had different landscapes with country-specific processes and system platforms

Beyond the opportunities already captured by the Group's reorganization into Lines of Business, there is room for additional efficiency improvements

atis

a homogeneous processes and systems platform for customer care, billing and collections, is a key initiative that meets operating excellence strategy of the Telefónica Group

Telefónica

In this context, what does ATIS mean?



Pre-ATIS situation



Post-ATIS situation



ATIS will...

... homogenize business processes and systems platforms across LatAm, both wireline and T-Data operators

... support more than 30 million customers

... have direct influence in the efficiency of day-to-day activities of more than 13,000 people (more than 40% of total LatAm staff)

Telefónica



ATIS increases customer value proposition and reduces time to market



ATIS
Network
Network Planning & Rollout
Network Management
Mediation
Marketing
CUSTOMER (Business Infrastructure)
Billing
Back Office
Customer Care
Collections
Customer Relationship Points (Multi-channel)



Telefonica's Customer



Telefonica



ATIS´ IT and business benefits that have been identified ...

Direct IT benefits	• Reduction of IT spending • Increased bargaining power
Direct business benefits	• Increased back-office and call center efficiency • Improved billing processes • Reinforced income streams
Enhanced core business benefits	• Reduced time-to-market • Increased cross-selling and up-selling • Reduced bad debt

Telefónica



... *will be captured as additional benefits in Latam*

NPV 2001 – 2005. USD million

130 - 140
50 - 60
30 - 75
210 - 275
Direct IT benefits
Direct business benefits
Enhanced core business benefits
Total

Furthermore, ATIS creates the basis for more aggressive Group savings



Other common business processes and systems platforms (provisioning, work-force management, etc)

Consolidation of data centers and software factories

Back office consolidation

Reutilize common platforms in other lines of business

Integrated group strategy

\-

\+

Telefónica



The consolidation of data centers, software factories and back office operations



Pre-ATIS situation





Post-ATIS situation





Post-Consolidation situation



Serving One Region from a Single Location with a Single Platform for Wireline and T-Data operations

- Developing a Regional/Group mindset, sharing common processes & systems
- Creating a single "think tank" for product development
- Facilitating the capture of synergies in potential M&A operations

Telefónica

ATIS, more than a project, a reality



Current status

2001	2002		2003	
2nd Half	1st half	2nd half	1st half	2nd half

Systems (V.0, V.1, V.2,....)

V.0 (Collections & Business infrastructure)
Design → Development → Rollout

V.1 (Customer Care & Billing)
Development → Rollout

V.2 (Future business req's)
Design → Development & rollout

ATIS Telefónica LatAm and T-Data

Business processes

Business process redesign → Organization analysis → Change management

Core application already in service in CTC

First deliverables (functional and technical design) are available today

During 2002 ATIS will be ready for a progressive rollout in all four countries

Telefónica

Global benefits in LatAm

NPV 2001 – 2005. USD million

219-240
130-140
50-60
30-75
?
429 - ?
210-275
219-240
Outsourcing Direct IT Savings
ATIS Direct IT Benefits
ATIS Direct Business Benefits
ATIS Enhanced Core Business Benefits
Consolidation Potential Benefits
GLOBAL BENEFITS



Telefónica

Telefónica

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÓNICA, S.A.



Date: March 8, 2002

By:______________________________
Name: Antonio Alonso Ureba
Title: General Secretary and Secretary to the Board of Directors